                                                Filed pursuant to Rule 424(B)(1)
                                                Registration No. 33-63579

PROSPECTUS


dated November 15, 1995


                                1,490,000 SHARES

                            [DATA TRANSLATION LOGO]

                                  COMMON STOCK

Of the shares offered hereby, 1,400,000 are being sold by Data Translation, Inc. ("Data Translation" or the "Company") and 90,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


The shares of Common Stock are listed on the Nasdaq National Market under the symbol "DATX." On November 14, 1995 the last reported sale price of the Common Stock on the Nasdaq National Market was $16.50 per share. See "Price Range of Common Stock."


SEE "RISK FACTORS" COMMENCING ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                                      PROCEEDS
                                  PRICE TO       UNDERWRITING      PROCEEDS TO       TO SELLING
                                   PUBLIC        DISCOUNT(1)        COMPANY(2)      STOCKHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.....................     $16.50           $0.95             $15.55           $15.55
--------------------------------------------------------------------------------------------------
Total (3).....................   $24,585,000      $1,415,500       $21,770,000       $1,399,500
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------


(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated offering expenses payable by the Company of $400,000.


(3) The Company has granted the Underwriters an over-allotment option to purchase an additional 223,500 shares of Common Stock, exercisable within 30 days after the date of this Prospectus at the Price to Public less the Underwriting Discount. If all such shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $28,272,750, $1,627,825, $25,245,425 and $1,399,500, respectively. See "Underwriting."


                            ------------------------


The shares of Common Stock are offered by the Underwriters subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of the certificates for the shares will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about, November 20, 1995.


PIPER JAFFRAY INC.                                           HAMBRECHT & QUIST

                                       [Media 100 LOGO]

[Media 100 user interface              Media 100(R)'s 3-window graphical user
       photograph]                     interface makes digital media authoring
                                       easy for both professionals and new
                                       users.


                                       [Venetian blind transition photograph]

[Data Translation LOGO]                [Media 100 LOGO]

                                       Media 100 version 2.5 provides one of
                                       the industry's widest selections of real
[Center peel special effect            time and accelerated video special
       photograph]                     effects available on a desktop system,
                                       including venetian blind transition
                                       (above) and center peel (left).




     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR IN THE OVER-THE-COUNTER MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RECENTLY ADOPTED RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     Data Translation(R), Media 100(R), GLOBAL LAB(R), DT-Open Layers(R), DTVEETM, FidelityTM, FulcrumTM, All-On-OneTM Mastering, FX OptionTM, EDL OptionTM, PlatinumTM Support, Suite DealTM, CG OptionTM, VincentTM, Power OptionTM, HDR OptionTM, FastFXTM, PowerLogTM, Whole DealTM, and Component OptionTM are trademarks of the Company. This Prospectus includes trademarks and tradenames of companies other than Data Translation.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements included elsewhere in this Prospectus. Unless otherwise specified, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References to a fiscal year of the Company refer to the twelve months ended November 30 of such year. Unless otherwise indicated, all information contained in this Prospectus gives effect to a two-for-one stock split in the form of a stock dividend of one share of Common Stock for every two shares outstanding for holders of record on July 17, 1995, effective on July 31, 1995.

                                  THE COMPANY

     Data Translation, Inc. ("Data Translation" or the "Company") is a leader in the design, development and manufacture of high performance digital media, data acquisition and imaging products. The Company's principal products are Media 100(R), a digital media product that enables video producers to produce broadcast quality videos on a Macintosh computer, and digital signal processing boards and software, which use personal computers to receive analog signals, convert them to digital form and process the digital data. The Company's strategy is to leverage its core competence in digital media and digital signal processing to identify growth opportunities and develop products for emerging markets. The Company currently sells products through the following three business groups: digital media, data acquisition and imaging, and networking distribution.

     Digital media technology is fundamentally changing the way videos are made in much the same way that desktop publishing revolutionized the production of the printed page. Storing images and sounds on hard disk rather than on videotape allows the user to access any scene or sound in real time. Media 100 is simpler, faster and less costly than traditional analog video production equipment. The Company targets the corporate and institutional market which includes a growing market of new users in addition to existing users of video production equipment. Since introducing Media 100 in August 1993, the Company has sold approximately 3,300 systems.

     In August 1995, the Company introduced version 2.5 of Media 100, which incorporates a board that is compatible with the Peripheral Component Interconnect (PCI) standard. This board, named VincentTM, is the first such board in the digital media market to be compatible with the newly introduced PCI-based Power Macintosh computers, as well as PCI-based personal computers using Intel microprocessors, such as Pentium, and Microsoft Windows. By committing to an open standard and continuous development of a complete range of software and hardware options and upgrades, the Company believes that it is well positioned to continue to be a leader in its target market. Media 100 sales represented approximately 39.6% of the Company's total net sales in the nine months ended August 31, 1995.

     The Company's core technology is the conversion of analog signals representing physical events into digital computer data and the processing of such data. For more than two decades, the Company's data acquisition and imaging products have provided engineers and scientists with accurate and timely data for measurement, analysis and process control in a wide range of industrial, scientific and medical applications. The Company has sold more than 320,000 data acquisition and imaging products since its inception. In 1995, the Company has incorporated several new technologies in its data acquisition and imaging products, including the high speed PCI bus and software that is compatible with Windows 95 software.

     The Company also distributes, integrates and supports enterprise wide networking products in the United Kingdom, which are manufactured by third party suppliers. The Company believes its knowledge of the latest networking technologies, such as asynchronous transfer mode (ATM), will enable it to benefit from expected continued growth in this market. In addition, the Company believes that its networking technology expertise will contribute to the development of new digital media and imaging products.

     Data Translation sells its digital media products through a group of specialized value added resellers and distributors and its data acquisition, imaging and externally sourced networking products through a comprehensive, widely distributed catalog and an in-house telemarketing staff.

     The Company was incorporated in 1973 as a Massachusetts corporation. Its principal executive offices are at 100 Locke Drive, Marlboro, Massachusetts 01752-1192 and its telephone number is (508) 481-3700. Unless the context otherwise indicates, references to the Company or Data Translation include its consolidated subsidiaries.

                                  THE OFFERING

Common Stock offered by the Company..................   1,400,000 shares
Common Stock offered by the Selling Stockholders.....   90,000 shares
Common Stock outstanding after this Offering.........   7,620,772 shares(1)
Use of Proceeds......................................   For working capital, research and
                                                        development, marketing expenses,
                                                        capital expenditures and other
                                                        general corporate purposes. See "Use
                                                        of Proceeds."
Nasdaq National Market Symbol........................   DATX

---------------

(1) Based on the number of shares outstanding on November 8, 1995. Excludes 1,047,180 shares of Common Stock issuable upon exercise of stock options outstanding at November 8, 1995. See Note 3 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                                    NINE MONTHS ENDED
                                                         FISCAL YEAR ENDED NOVEMBER 30,                 AUGUST 31,
                                                       -----------------------------------       ------------------------
                                                        1992          1993          1994          1994             1995
                                                       -------       -------       -------       -------          -------
Net sales:
    Digital media................................        --          $ 1,118       $12,415       $ 7,916          $20,323
    Data acquisition and imaging.................      $24,775        23,733        22,440        16,953           16,359
    Networking distribution......................        8,787        10,850        15,382        10,886           14,604
                                                       -------       -------       -------       -------          -------
Total net sales..................................       33,562        35,701        50,237        35,755           51,286
Cost of sales....................................       16,285        18,533        26,819        19,122           26,679
Income (loss) from operations....................       (3,209)       (4,209)          405           (50)           2,762
Net income (loss)................................      $(2,458)      $(4,298)      $   320       $   (60)         $ 3,164
Net income (loss) per share......................      $ (0.59)      $ (1.01)      $  0.07       $ (0.01)         $  0.48
Weighted average number of shares outstanding....        4,162         4,256         4,764         4,348            6,621

CONSOLIDATED BALANCE SHEET DATA:


                                                                                                AUGUST 31, 1995
                                                                                         -----------------------------
                                                                                         ACTUAL        AS ADJUSTED(1)
                                                                                         -------       ---------------
Cash, cash equivalents and marketable securities.......................................  $13,630           $35,000
Working capital........................................................................   20,340            41,710
Total assets...........................................................................   36,541            57,911
Long-term debt.........................................................................    --              --
Total liabilities......................................................................   12,597            12,597
Total stockholders' equity.............................................................   23,944            45,314


---------------


(1) Adjusted to give effect to the sale of 1,400,000 shares of Common Stock offered by the Company hereby at a public offering price of $16.50 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus.

     Reliance on Media 100(R). For the nine months ended August 31, 1995, approximately 39.6% of the Company's net sales were attributable to the Company's digital media system, Media 100. The Company expects that sales of Media 100 will account for a significant and growing proportion of the Company's overall sales for the foreseeable future. The Company has sold Media 100 primarily to corporate and institutional users, many of whom will require only one or a limited number of systems. Accordingly, the Company's ability to increase sales of Media 100 will depend in large part on its ability to expand its customer base and no assurance can be given that increased sales will result in profitability. Any competitive, technological or other factor adversely affecting sales of Media 100 would have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Pending Litigation. On June 7, 1995, a lawsuit was filed against the Company by Avid Technology, Inc. ("Avid"), a Massachusetts-based company, in the United States District Court for the District of Massachusetts. The complaint alleges patent infringement by the Company arising from the manufacture, sale and use of the Company's Media 100 line of products. The complaint includes requests for injunctive relief, treble damages, interest, costs and fees. On July 28, 1995, the Company filed an Answer and Counterclaim denying any infringement and asserting that the patent in question is invalid. The Company intends to vigorously defend the lawsuit, which is currently early in the pre-trial stage. In addition, Avid has filed papers in the United States Patent and Trademark Office requesting reissuance of the patent and stating that it seeks patent claims broader than those set forth in the existing patent. The reissuance proceedings remain pending. If such broader claims were to issue, the Company expects that Avid would seek to incorporate such claims into the litigation, although Avid has made no reference to the reissue proceedings in the litigation to date. If the Company does not prevail in the action, it could be required to pay substantial damages for infringement and cease offering products that allegedly infringe such patent, either of which results would have a material adverse effect on the Company. Alternatively, the Company could be required to seek to obtain a license under the patent. If so, there can be no assurance that such a license would be available to the Company or, if available, that the terms of any such license would be satisfactory. Moreover, the pendency and expense of the litigation could adversely affect the Company's business, market share, financial condition and operating results, regardless of the outcome of the litigation. There can be no assurance that the Company will prevail in the litigation, or that any of the above-described effects of the litigation, whether or not successful, will not be material. See "-- Reliance on Media 100."

     Dependence on Digital Media Market. Media 100 is targeted primarily at the corporate and institutional market. Many of these corporate and institutional users currently rely on traditional analog editing processes. Digital editing alternatives are relatively new and currently account for a small portion of this market. The Company's future growth will depend, in part, on the rate at which these users convert to digital editing processes and the rate at which digital media gains new users drawn to video. There can be no assurance that the use of digital media products will expand among corporations and institutions or professional or mass market users. See "Business -- Digital Media -- Market."

     Competition. The markets in which the Company participates are highly competitive and product ease of use, performance and price are of prime importance. In the emerging corporate and institutional market for digital media, the Company has encountered competition primarily from Avid, which has greater financial resources than the Company, as well as Truevision Inc. (a subsidiary of RasterOps Corp.) ("Truevision") and Radius Inc. Because this market is new and still evolving, it is difficult to predict future sources of competition; however, competitors may foreseeably include larger vendors, such as Matsushita Electric Industrial Company Limited, through its subsidiary Panasonic Co. ("Matsushita"), which currently compete in the market of professional users. To the extent that the Company has sold into the market of professional users, the Company has encountered competition primarily from Avid and ImMix (a division of Scitex America) ("ImMix"). In addition, competition in this segment comes from comparably sized or smaller competitors, such as Matrox Electronic Systems Ltd. ("Matrox") and FAST Electronic GmbH ("FAST") as well as much larger vendors, such as

Matsushita, which has introduced digital, nonlinear editing systems. The Company expects that other vendors of analog videotape editing equipment, such as Sony Corporation ("Sony"), many of which have substantially greater financial, technical and marketing resources than the Company, will develop and introduce competing digital, nonlinear systems. Some of the Company's competitors have greater financial, technical or marketing resources than the Company. See "Business -- Digital Media -- Competition."

     The markets for the Company's data acquisition and imaging and externally-sourced networking products are highly competitive. Data Translation competes in the data acquisition market principally with National Instruments Corporation and Keithley Instruments, Inc. and in the imaging market with Matrox and Imaging Technology Inc., some of which have substantially greater financial, technical or marketing resources than the Company. The Company also competes with a number of smaller competitors in each of these markets. These data acquisition and imaging markets and the Company's share of such markets have been adversely affected in recent years by reduced government funding of research, increased competition and lower levels of corporate capital expenditures. There can be no assurance that such markets will grow in the future or that the Company can maintain its position in such markets. See "Business -- Data Acquisition and Imaging -- Competition."

     In the market for networking products in the United Kingdom, the Company competes with Azlan Group PLC and Persona Group PLC and numerous other larger competitors that have substantially greater financial, technical and marketing resources than the Company as well as numerous smaller competitors. See "Business -- Networking Distribution Business -- Competition."

     There can be no assurance that any of the Company's competitors will not be able to develop products comparable or superior to those offered by the Company or to adapt more quickly than the Company to new technologies or evolving customer requirements.

     Dependence on Proprietary Technology. The Company's success is heavily dependent upon its proprietary technology. The Company relies principally upon trademark, copyright and trade secret protection to protect its proprietary technology. There can be no assurance such measures are adequate to protect the Company's proprietary technology or that third parties will not assert infringement claims in the future or that such claims will not be successful. See "Business -- Proprietary Rights."

     Need to Respond to Technological Change. The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and to introduce new products and features to meet changing customer requirements and emerging industry standards. There can be no assurance that the Company will successfully complete the development of these products or that the Company's current or future products will achieve market acceptance. In order to appeal to lower end mass market users, the Company plans to announce the introduction of a lower cost model of Media 100, with fewer features, in early 1996. In addition, the Company may announce other new products from time to time. Any delay or failure of these products to achieve market acceptance would adversely affect the Company's business. Furthermore, there can be no assurance that, despite significant testing, errors will not be found in new products and upgrades after commencement of commercial shipments, which could result in delay in or loss of market acceptance. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies non-competitive or obsolete.

     The introduction of new or enhanced products also requires the Company to manage the transition from existing products in order to meet changes in customer ordering patterns, manage levels of product inventory and ensure that adequate supplies of new products can be delivered to meet customer demand. New product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline. New products could also have the effect of decreasing customer demand for the Company's current products. See "Business -- Research and Development."

     Risks Associated with Development and Maintenance of Distribution
Channel. The Company utilizes a network of specialized value added resellers ("VARs") to sell and support Media 100. The Company relies to a significant extent on these VARs, rather than on a direct sales force, to sell Media 100. Some of these VARs also offer competing products or systems, and there can be no assurance that these VARs will devote the resources necessary to market and sell Media 100 effectively. In addition, many of these VARs are small organizations with limited capital. Furthermore, the Company will be required to expand its network of VARs into other markets and for such new products as the lower cost model of Media 100 in order to increase its sales of Media 100. There can be no assurance that the Company's network of VARs will be able to sell the Company's products effectively or that the Company will be able to expand such networks successfully. See "Business -- Digital Media -- Customers and Sales."

     Dependence on Macintosh Computer. The Company's current digital media product operates on Apple Computer, Inc.'s Macintosh. In addition, the Company plans to develop a significant portion of its future digital media products to operate on a Macintosh computer. The Company's operating results could be adversely affected if its customers and resellers are not able to obtain sufficient quantities of the required Macintosh or if Apple Computer, Inc. decreases or discontinues sales of the Macintosh. Also, changes to the operating system or architecture of the Macintosh, could require the Company to adapt its products to those changes and any inability to do so, or delays in doing so, could adversely affect the Company's business. In addition, there can be no assurance that technical improvements in PC-based products targeted to the corporate and institutional, professional or mass markets will not enable such products to compete directly with the Company's digital media system.

     Dependence on Key Suppliers. Many of the numerous raw materials, parts and components purchased for use in the Company's hardware and software applications are off-the-shelf items readily available from alternative vendors. Several, however, are custom-made for the Company to meet its specifications and applications or are manufactured by a single supplier. Certain components used by the Company do not have ready substitutes or have been subject to industry-wide shortages. There can be no assurance that the Company's inventories would be adequate to meet the Company's production needs during any interruption of supply. The Company's inability to develop alternative supply sources, if required, or a reduction or stoppage in supply, could adversely affect its operations until new sources of supply become available. See "Business -- Manufacturing."

     In addition, the Company distributes networking products in the United Kingdom that are manufactured by several suppliers, such as 3Com Corporation, Hewlett-Packard Company, Sonix Communications Ltd, Shiva Corporation and U.S. Robotics Inc. The continued sales of the Company's externally sourced networking products depends on the continued availability of products from these suppliers. There can be no assurance that these suppliers will continue to supply networking products to the Company or that the Company will be able to obtain adequate alternative sources of networking products if these suppliers ceased providing products to the Company. There also can be no assurance that these suppliers will not significantly alter their pricing. See "Business -- Networking Distribution Business."

     Dependence on Key Personnel. The Company's future success depends to a significant extent on its senior management and other key employees, including key development and engineering personnel. The loss of the Company's founder, current Chairman and Chief Executive Officer, Alfred A. Molinari, Jr. or the current Vice President/General Manager of the Multimedia Group and Director, John A. Molinari, could have a material adverse effect upon the Company's results of operations. The Company also believes that its future success will depend in large part on its ability to attract and retain additional key employees. Competition for such personnel in computer-related industries is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Business -- Employees."

     Significant Unallocated Proceeds. The Company has not yet identified specific uses for a significant portion of the expected net proceeds of this offering. See "Use of Proceeds." Pending their use for other specific business purposes, the proceeds of this offering will be invested primarily in interest-bearing government-backed securities. Such investment may result in the Company obtaining lower yields on the funds than might be available in the securities markets generally.

                                USE OF PROCEEDS


     The net proceeds to be received by Data Translation from the sale of the Common Stock offered by the Company is estimated, at an offering price of $16.50 per share, to be $21,370,000 ($24,845,425 if the Underwriters' over-allotment option is exercised in full), in each case after deducting estimated Underwriters' discount and estimated offering expenses. The net proceeds will be used for working capital, research and development, marketing expenses, capital expenditures and other general corporate purposes. Pending such uses, the net proceeds are expected to be invested primarily in interest-bearing government-backed securities.


     The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     Data Translation has never declared or made any cash or other distributions to its stockholders. Data Translation currently intends to reinvest any earnings to finance future growth. Accordingly, the Board of Directors does not anticipate paying any cash or other dividends in the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at August 31, 1995 and as adjusted to give effect to the sale of the 1,400,000 shares of Common Stock offered by the Company at an offering price of $16.50 per share, net of underwriting discounts and estimated offering expenses. See "Use of Proceeds."



                                                                 AUGUST 31, 1995
                                                             ------------------------
                                                             ACTUAL      AS ADJUSTED
                                                             -------     ------------
                                                                  (IN THOUSANDS)
          Long-term debt.................................      --            --
          Stockholders' equity:
            Preferred stock, $.01 par value per share;
               1,000,000 shares authorized; none issued
               or outstanding............................      --            --
            Common stock, $.01 par value per share;
               10,000,000 shares authorized; 7,051,794
               shares issued, and 8,451,794 as
               adjusted(1)...............................    $    71       $     85
            Capital in excess of par value...............     15,685         37,041
            Retained earnings............................     10,058         10,058
            Cumulative translation adjustment............         34             34
            Less treasury stock, 869,096 shares, at
               cost......................................     (1,843)        (1,843)
            Unrealized holding loss on available for sale
               securities................................        (61)           (61)
                                                             -------     ------------
               Total stockholders' equity................    $23,944       $ 45,314
                                                             -------     ------------
                 Total capitalization(2).................    $23,944       $ 45,314
                                                             =======     ============


---------------
(1) Excludes 1,087,920 shares of Common Stock issuable upon exercise of stock options outstanding at August 31, 1995, which represent approximately 14% of the total shares outstanding, as adjusted. See Note 3 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

(2) See Note 3 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "DATX." The following table sets forth, for the periods indicated, the high and low closing prices per share of the Company's Common Stock as quoted on the Nasdaq National Market. The following gives effect to the Company's two-for-one stock split effective on July 31, 1995.


                                                                                 HIGH     LOW
                                                                                 ----     ---
FISCAL YEAR ENDED NOVEMBER 30, 1993
     First Quarter.............................................................  $ 4 3/4  $3 3/8
     Second Quarter............................................................    5 1/8   3  /16
     Third Quarter.............................................................    4 7/8   3 1/2
     Fourth Quarter............................................................    5 1/4   3
FISCAL YEAR ENDED NOVEMBER 30, 1994
     First Quarter.............................................................  $ 5 1/8  $3
     Second Quarter............................................................    7 1/2   4 5/8
     Third Quarter.............................................................    8 1/4   6 3/8
     Fourth Quarter............................................................    7 7/8   6 5/8
FISCAL YEAR ENDING NOVEMBER 30, 1995
     First Quarter.............................................................  $11 1/4  $7 1/8
     Second Quarter............................................................   16 1/4  10 3/4
     Third Quarter.............................................................   17 5/8  13  /16
     Fourth Quarter through November 14, 1995..................................   19 3/4  16


     The last reported sale price per share of the Company's Common Stock as reported on the Nasdaq National Market on a recent date is set forth on the cover page of this Prospectus. As of November 8, 1995, the Company had 6,220,772 shares of Common Stock outstanding and approximately 204 holders of record.

                            SELECTED FINANCIAL DATA

     The following data has been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants, as of and for the fiscal years ended November 30, 1990, 1991, 1992, 1993 and 1994 and as of and for the nine month periods ended August 31, 1994 and 1995. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto and other financial information included elsewhere in this Prospectus.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                    FISCAL YEAR ENDED NOVEMBER 30,                           AUGUST 31,
                                        -------------------------------------------------------          -------------------
                                         1990        1991        1992        1993        1994             1994        1995
                                        -------     -------     -------     -------     -------          -------     -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales:
    Digital media.....................    --          --          --        $ 1,118     $12,415          $ 7,916     $20,323
    Data acquisition and imaging......  $27,894     $25,647     $24,775      23,733      22,440           16,953      16,359
    Networking distribution...........    8,862       8,206       8,787      10,850      15,382           10,886      14,604
                                        -------     -------     -------     -------     -------          -------     -------
Total net sales.......................   36,756      33,853      33,562      35,701      50,237           35,755      51,286

Cost of sales.........................   18,722      16,409      16,285      18,533      26,819           19,122      26,679
                                        -------     -------     -------     -------     -------          -------     -------
    Gross profit......................   18,034      17,444      17,277      17,168      23,418           16,633      24,607
Research and development expenses.....    4,629       4,694       5,566       6,392       6,821            5,180       5,488
Selling and marketing expenses........   11,383      11,081      10,976      11,438      12,781            9,070      13,158
General and administrative expenses...    3,838       3,830       3,944       3,547       3,411            2,433       3,199
                                        -------     -------     -------     -------     -------          -------     -------
    Income (loss) from operations.....   (1,816)     (2,161)     (3,209)     (4,209)        405              (50)      2,762

Interest income.......................      646         493         304         244         152              118         494
Interest expense......................      (13)        (85)        (10)        (37)        (10)              (5)        (17)
Other income (expense)................      (17)       (146)       (135)       (320)        (28)             (39)          6
                                        -------     -------     -------     -------     -------          -------     -------
    Income (loss) before tax
      provision (benefit).............   (1,200)     (1,899)     (3,050)     (4,322)        519               24       3,245
Tax provision (benefit)...............     (865)       (729)       (592)        (24)        199               84          81
                                        -------     -------     -------     -------     -------          -------     -------
    Net income (loss).................  $  (335)    $(1,170)    $(2,458)    $(4,298)    $   320          $   (60)    $ 3,164
                                        =======     =======     =======     =======     =======          =======     =======
Net income (loss) per share...........  $ (0.06)    $ (0.26)    $ (0.59)    $ (1.01)    $  0.07          $ (0.01)    $  0.48
                                        =======     =======     =======     =======     =======          =======     =======
Weighted average number of shares
  outstanding.........................    5,578       4,562       4,162       4,256       4,764            4,348       6,621

CONSOLIDATED BALANCE SHEET DATA:
                                                                         NOVEMBER 30,
                                                    -------------------------------------------------------     AUGUST 31,
                                                     1990        1991        1992        1993        1994          1995
                                                    -------     -------     -------     -------     -------     -----------
                                                                                (IN THOUSANDS)
Cash, cash equivalents and marketable
  securities......................................  $ 8,154     $ 8,559     $ 6,334     $ 4,117     $ 4,079       $13,630
Working capital...................................   13,358      12,419      10,760       7,173       8,378        20,340
Total assets......................................   25,621      21,192      18,778      16,161      19,199        36,541
Total liabilities.................................    5,773       4,434       4,710       6,115       8,215        12,597
Long-term debt....................................      --          --          --          --          --           --
Total stockholders' equity........................   19,848      16,758      14,068      10,046      10,984        23,944

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was incorporated in December 1973. The Company currently sells products through the following three business groups: digital media, data acquisition and imaging, and networking distribution.

     The Company historically experienced substantial growth in total net sales and net income with total net sales increasing to $41,984,000 in fiscal 1989. Total net sales declined in fiscal 1990 and remained relatively flat from fiscal 1990 through fiscal 1993. Losses from fiscal 1990 through fiscal 1993 were due to a number of factors, including a decline in government spending on research and development, increased competition in the data acquisition and imaging market, a cyclical downturn in capital spending by the Company's traditional customers, overall price reductions for computer products and a slowdown in the growth of scientific product sales.

     In fiscal 1994, total net sales began to increase due to the growth in the networking distribution business of the Company's United Kingdom subsidiary, as well as the dramatic growth in unit sales of the Company's digital media product, Media 100. Although sales from the networking distribution business have increased, these sales carry a significantly lower gross margin than the other product lines offered by the Company, thus adversely affecting the Company's overall gross margin. Management expects this trend to be offset by increased sales of Media 100, which carries a higher margin.

     From fiscal 1990 to fiscal 1994, research and development expenses increased from $4,629,000 to $6,821,000, principally as a result of the development of Media 100. At the same time, the Company continued to invest in its data acquisition and imaging business, which led to the introduction of DTVEE(TM) software and the Fidelity(TM) and Fulcrum(TM) series of products.

RESULTS OF OPERATIONS

     The following table shows certain consolidated statement of operations data as a percentage of total net sales.


                                                                        FISCAL YEAR ENDED              NINE MONTHS ENDED
                                                                          NOVEMBER 30,                     AUGUST 31,
                                                                  -----------------------------        ------------------
                                                                  1992        1993        1994         1994         1995
                                                                  -----       -----       -----        -----        -----
Net sales:
    Digital media...............................................   --           3.1%       24.7%        22.1%        39.6%
    Data acquisition and imaging................................   73.8%       66.5        44.7         47.4         31.9
    Networking distribution.....................................   26.2        30.4        30.6         30.5         28.5
                                                                  -----       -----       -----        -----        -----
Total net sales.................................................  100.0       100.0       100.0        100.0        100.0
Gross margin....................................................   51.5        48.1        46.6         46.5         48.0
Research and development expenses...............................   16.6        17.9        13.6         14.5         10.7
Selling and marketing expenses..................................   32.7        32.0        25.4         25.3         25.7
General and administrative expenses.............................   11.8        10.0         6.8          6.8          6.2
                                                                  -----       -----       -----        -----        -----
Income (loss) from operations...................................   (9.6)      (11.8)        0.8         (0.1)         5.4
Interest income (expense) and other, net........................    0.5        (0.3)        0.2          0.1          0.9
Provision (benefit) for income taxes............................   (1.8)       (0.1)        0.4          0.2          0.1
                                                                  -----       -----       -----        -----        -----
Net income (loss)...............................................   (7.3)%     (12.0)%       0.6%        (0.2)%        6.2%
                                                                  =====       =====       =====        =====        =====

COMPARISON OF THE NINE MONTHS ENDED AUGUST 31, 1995 AND AUGUST 31, 1994

     Net sales for the nine month period ended August 31, 1995 were $51,286,000, an increase of $15,531,000, or 43.4%, over the same period a year ago. The increase was primarily a result of higher unit sales from Media 100 which increased 156.7% to $20,323,000 and accounted for 39.6% of the Company's total net sales, compared to $7,916,000, or 22.1%, in the same period a year ago. During the first nine months of fiscal 1995, networking distribution sales increased $3,718,000, or 34.2%, from the comparable period in fiscal 1994 due to increased demand in the market for networking products. Data acquisition and imaging net sales were down slightly despite an increase in unit sales from the same period in fiscal 1994 and represented 31.9% of the

Company's total net sales compared to 47.4% in fiscal 1994. These lower net sales represent a shift in the data acquisition and imaging market toward new, lower priced hardware and software solutions.

     Gross margin for the first nine months of fiscal 1995 was 48.0% compared to 46.5% in the comparable period of a year ago. This increase reflects higher margins on the Company's manufactured products due to higher utilization of the Company's manufacturing capacity as well as a favorable product mix. In addition, networking distribution sales constituted a lesser percentage of the Company's total net sales, thereby increasing gross margins since the networking products carry a significantly lower gross margin than the Company's manufactured products.

     Income from operations for the first nine months of fiscal 1995 was $2,762,000, compared to a loss on operations of $50,000 in the same period of last year. The operating income reflects the higher net sales and gross margins, partially offset by higher operating expenses of $5,162,000. Selling and marketing expenses and general and administrative expenses as a percentage of total sales were relatively flat for the two nine month periods. Research and development expenses increased $308,000 from the comparable period in the prior year, reflecting the continued investment in product development. However, as a percentage of total sales research and development expenses represented 10.7% compared to 14.5% for the prior period, reflecting the impact of increased networking distribution sales of products manufactured by third parties and the 156.7% growth in Media 100 sales in this period. Although operating expenses were higher than the same period of a year ago, as a percent of total net sales, operating expenses decreased from 46.6% to 42.6%.

     Interest income was $494,000 for the first nine months of fiscal 1995 compared to $118,000 in the comparable period of 1994 reflecting an increase in cash balances on hand during 1995.

     The tax provision of $81,000 for the first nine months of fiscal 1995 compares to a $84,000 tax provision for the same period of a year ago. These tax provisions are a result of profitable operations in the United Kingdom. Substantially all of the potential tax provision resulting from profitable operations in the Company's domestic operations is expected to be offset by net operating loss carryforwards. For a discussion of the net operating loss carryforwards, see Note 7 to Consolidated Financial Statements.

     Net income for the first nine months of fiscal 1995 was $3,164,000 or $0.48 per share compared to net loss of $60,000 or $0.01 per share for the same period in 1994.

COMPARISON OF FISCAL 1994 TO FISCAL 1993

     Total net sales for the fiscal year ended November 30, 1994 were $50,237,000, which was an increase of 40.7% or $14,536,000 over the same period of a year ago. The increase was primarily a result of shipments of Media 100 which began in the third quarter of fiscal 1993, as well as higher net sales from the networking distribution business in the United Kingdom. Media 100 accounted for 24.7% of the Company's total net sales in fiscal 1994. During fiscal 1994, networking distribution sales remained at approximately 30.6% of total net sales. The increase in networking distribution sales of 41.8% over the same period of a year ago represents improved performance of Data Translation Networking Limited since a new management team was installed in November, 1991, as well as the growth in the enterprise wide networking market in the United Kingdom. Net sales from the Company's data acquisition and imaging products declined $1,293,000 or 5.4% compared to fiscal 1993, primarily due to changes in the product mix, including the introduction of new, lower priced hardware products.

     While total net sales increased 40.7% in fiscal 1994, the gross margin decreased to 46.6% of total net sales compared to 48.1% of total net sales in fiscal 1993. The lower gross margin was primarily a result of lower gross margins on networking distribution sales.

     Income from operations for fiscal 1994 was $405,000 compared to an operating loss of $4,209,000 for the prior fiscal year. Income from operations primarily reflects higher net sales of Media 100 and networking distribution, partially offset by lower gross margins in networking distribution and an increase in operating expenses of $1,636,000. Selling and marketing expenses have increased by $1,343,000, or 11.7%, from the comparable period, largely due to the additional costs associated with the sales and promotion of Media 100. Research and development expenses have increased by $429,000 from a year ago, demonstrating the Company's continued investment in product development. The increased expenses were partially offset by a decrease in general and administrative expenses of approximately $136,000.

     The tax provision of $199,000 for fiscal 1994 compared to a tax benefit of $24,000 for fiscal 1993. The tax provision for fiscal 1994 reflects taxable operations of the Company's United Kingdom subsidiary. Any potential tax benefits due to operating losses by the Company's domestic operations have not been recognized and any potential deferred tax asset has been fully reserved as disclosed in the Notes to the Consolidated Financial Statements.

     In fiscal 1994, the Company returned to profitability with a third quarter profit of $236,000 and a fourth quarter profit of $380,000. Net income for fiscal 1994 was $320,000, compared to a net loss of $4,298,000 for the prior fiscal year. The return to profitability reflects the increase in total net sales, partially offset by lower gross margins and higher operating expenses. Net income per share was $0.07 for fiscal 1994, compared to a $1.01 net loss per share in fiscal 1993.

COMPARISON OF FISCAL 1993 TO 1992

     Total net sales for the fiscal year ended November 30, 1993 were $35,701,000, a 6.4% increase over the $33,562,000 from the same period in 1992. The higher net sales for fiscal 1993 were primarily a result of higher sales from the networking distribution business in the United Kingdom. The additional net sales of $1,118,000 attributable to shipments of Media 100 was largely offset by a decline in net sales for the Company's data acquisition and imaging products of $1,042,000 from the prior year.

     While total net sales have increased by 6.4% in fiscal 1993, cost of sales have increased by 13.8% lowering the gross margin to 48.1% of total net sales compared to 51.5% for fiscal 1992. This lower gross margin is primarily a result of the increased networking product sales which carried a much lower gross margin than the Company's traditional products and have become a greater proportion of total net sales.

     The operating loss in fiscal 1993 was $4,209,000 compared to an operating loss of $3,209,000 in fiscal 1992. The larger operating loss in fiscal 1993 primarily reflected the Company's ongoing commitment to the product development and promotion of Media 100 in the United States. These expenses were partially offset by lower general and administrative expenses.

     The Company's European operations realized other income of $932,000 in fiscal 1993 resulting primarily from the forgiveness of intercompany balances to the parent upon closure of the Company's French subsidiary. The U.S. operations simultaneously recognized the loss from this forgiveness. There were no significant components of other income (expense) in fiscal 1992.

     The tax benefit of $24,000 for fiscal 1993 was significantly less than the $592,000 tax benefit reported in fiscal 1992. The fiscal 1993 tax benefit was impacted by the nonrecognition of potential tax loss carryforwards resulting from losses by the Company's domestic and European operations.

     The net loss for the fiscal year ended November 30, 1993 was $4,298,000 compared to $2,458,000 for the fiscal year 1992. This increased net loss reflects the higher operating expenses and the nonrecognition of potential tax benefits as discussed above. The net loss per share for fiscal year 1993 was $1.01 compared to $0.59 for the same period in 1992.

QUARTERLY COMPARISONS

     The following tables set forth certain quarterly consolidated financial data for 1994 and the first fiscal three quarters of 1995. This quarterly information is unaudited and has been prepared on the same basis as the annual consolidated financial statements and, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments, required for a fair presentation for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                        THREE MONTHS ENDED
                                            --------------------------------------------------------------------------
                                            FEB. 28,   MAY 31,    AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,    AUG. 31,
                                              1994       1994       1994       1994       1995       1995       1995
                                            --------   --------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales:
    Digital media.........................  $ 1,623    $ 2,840    $ 3,453    $ 4,499    $ 5,207    $ 6,979    $ 8,137
    Data acquisition and imaging..........    5,943      5,601      5,408      5,488      5,775      5,001      5,583
    Networking distribution...............    3,386      3,770      3,730      4,496      3,855      5,396      5,353
                                            -------    -------    -------    -------    -------    -------    -------
Total net sales...........................   10,952     12,211     12,591     14,483     14,837     17,376     19,073
Cost of sales.............................    5,890      6,543      6,688      7,698      7,711      9,035      9,933
                                            -------    -------    -------    -------    -------    -------    -------
    Gross profit..........................    5,062      5,668      5,903      6,785      7,126      8,341      9,140
Research and development expenses.........    1,697      1,793      1,691      1,641      1,683      1,844      1,961
Selling and marketing expenses............    2,811      3,040      3,219      3,711      3,936      4,666      4,556
General and administrative expenses.......      805        852        775        978        916        958      1,325
                                            -------    -------    -------    -------    -------    -------    -------
    Income (loss) from operations.........     (251)       (17)       218        455        591        873      1,298
Interest income...........................       35         49         34         34        143        217        135
Interest expense..........................       (1)        (3)        (1)        (5)        (8)        --         (9)
Other income (expense)....................      (27)        (9)        (3)        11         (5)         3          8
                                            -------    -------    -------    -------    -------    -------    -------
    Income (loss) before taxes............     (244)        20        248        495        721      1,093      1,432
Tax provision.............................       12         60         12        115         14         62          6
                                            -------    -------    -------    -------    -------    -------    -------
    Net income (loss).....................  $  (256)   $   (40)   $   236    $   380    $   707    $ 1,031    $ 1,426
                                            =======    =======    =======    =======    =======    =======    =======
Net income (loss) per share...............  $ (0.06)   $ (0.01)   $  0.05    $  0.08    $  0.11    $  0.15    $  0.21
                                            =======    =======    =======    =======    =======    =======    =======
Weighted average number of shares
  outstanding.............................    4,324      4,372      4,914      5,066      6,422      6,686      6,812

AS A PERCENTAGE OF TOTAL NET SALES:
Net sales:
    Digital media.........................     14.8%      23.3%      27.4%      31.1%      35.1%      40.2%      42.7%
    Data acquisition and imaging..........     54.3       45.9       43.0       37.9       38.9       28.8       29.3
    Networking distribution...............     30.9       30.9       29.6       31.0       26.0       31.1       28.1
                                              -----      -----      -----      -----      -----      -----      -----
Total net sales...........................    100.0      100.0      100.0      100.0      100.0      100.0      100.0
Cost of sales.............................     53.8       53.6       53.1       53.2       52.0       52.0       52.1
                                              -----      -----      -----      -----      -----      -----      -----
    Gross profit..........................     46.2       46.4       46.9       46.8       48.0       48.0       47.9
Research and development expenses.........     15.5       14.7       13.4       11.3       11.3       10.6       10.3
Selling and marketing expenses............     25.7       24.9       25.6       25.6       26.5       26.9       23.9
General and administrative expenses.......      7.4        7.0        6.2        6.8        6.2        5.5        6.9
                                              -----      -----      -----      -----      -----      -----      -----
    Income (loss) from operations.........     (2.3)      (0.1)       1.7        3.1        4.0        5.0        6.8
Interest income...........................      0.3        0.4        0.3        0.2        1.0        1.2        0.7
Interest expense..........................      0.0        0.0        0.0        0.0       (0.1)       0.0        0.0
Other income (expense)....................     (0.2)      (0.1)       0.0        0.1        0.0        0.0        0.0
                                              -----      -----      -----      -----      -----      -----      -----
    Income (loss) before taxes............     (2.2)       0.2        2.0        3.4        4.9        6.3        7.5
Tax provision.............................      0.1        0.5        0.1        0.8        0.1        0.4        0.0
                                              -----      -----      -----      -----      -----      -----      -----
    Net income (loss).....................     (2.3)%     (0.3)%      1.9%       2.6%       4.8%       5.9%       7.5%
                                              =====      =====      =====      =====      =====      =====      =====

     The Company has experienced progressively higher quarterly total net sales for the last consecutive seven fiscal quarters. These results are principally attributable to sales of Media 100 which the Company began shipping in August 1993 and to a lesser extent, the increase in sales from the networking distribution business in the United Kingdom. As sales of Media 100, which carry a higher margin, have increased as a proportion of total net sales, the Company's overall gross margin has improved, offset in part by higher net sales from the networking distribution business which carries a significantly lower gross margin than the Company's other product lines. Since the Company has historically operated with a small backlog, sales for any quarter are dependent on orders booked and shipped during that quarter. Operating expenses which are relatively fixed and based principally on future sales expectations could adversely affect operating results if sales do not meet the Company's expectations in any quarter.

LIQUIDITY AND CAPITAL RESOURCES

     During the first nine months of fiscal 1995, the Company's cash and cash equivalents balance increased by $5,480,000 while marketable securities increased $4,071,000. These increases were primarily a result of a December 1994 public stock offering generating net proceeds of approximately $8,802,000. The net proceeds were invested in U.S. Treasury bills with maturities ranging from three months to one year. Cash generated from operations amounted to $1,532,000. This was the result of net income of $3,164,000, partially offset by higher working capital requirements for the Company's growing operations.

     As of August 1995, the Company had a line of credit in the United Kingdom equivalent to approximately $600,000, of which approximately $544,000 was outstanding. The Company is currently negotiating a higher line of credit of approximately $1,200,000 for its networking operations in the United Kingdom.

     The Company believes that the net proceeds from this Offering, together with existing cash and cash generated from future operations, will be sufficient to meet the Company's cash requirements for the foreseeable future.

     On December 1, 1994 the Company adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The adoption of SFAS No. 115 did not have a material impact on the Company's financial position or results from operations.

                                    BUSINESS

COMPANY OVERVIEW

     Data Translation is a leader in the design, development and manufacture of high performance digital media, data acquisition and imaging products. The Company's principal products are Media 100, a digital media product that enables video producers to produce broadcast quality videos on a Macintosh computer, and digital signal processing boards and software, which use personal computers to receive analog signals, convert them to digital form and process the digital data. The Company's strategy is to leverage its core competence in digital media and digital signal processing to identify growth opportunities and develop products for emerging markets. The Company currently sells products through the following three business groups: digital media, data acquisition and imaging, and networking distribution.

     Media 100 is fundamentally an analog and digital conversion system, like Data Translation's earlier products, that enables users to capture video and audio into a Macintosh, perform random-access ("nonlinear") video editing and audio mixing, and directly produce a finished program with broadcast quality picture and compact disc quality sound. By combining high output quality with simple user operation, Media 100 targets a large market of video program producers, including nonbroadcast users, such as advertising agencies, independent producers, businesses, law firms, universities, governments and hospitals. The Company is targeting this growing corporate and institutional market which includes new users in addition to existing users of production video equipment. By eliminating the need to use comparatively complex and expensive mechanical videotape equipment to make a video, Media 100 empowers these individuals to compose finished videos largely on their own at relatively low cost.

     In August 1995, the Company introduced version 2.5 of Media 100 which incorporates a board that is compatible with the PCI standard. This board, named Vincent(TM), is the first such board in the digital media market to be compatible with the newly introduced PCI-based Power Macintosh computers, as well as PCI-based personal computers using Intel microprocessors, such as Pentium, and Microsoft Windows.

     The market for the Company's data acquisition and imaging products is primarily technical users, such as engineers and scientists, interested in incorporating the Company's systems in their final product. These final products are designed for scientific research and analysis, test and measurement and industrial inspection. As such, the markets are affected by the level of government funding of research and of capital expenditures by companies. The Company has incorporated several new technologies in its data acquisition and imaging products, including the high speed PCI bus and software that is compatible with Windows 95 software.

     The Company also distributes, integrates and supports enterprise wide networking products manufactured by third party suppliers in the United Kingdom through a subsidiary. The products distributed include networking products from 3Com Corporation ("3Com") and Hewlett-Packard Company ("Hewlett-Packard"). The Company believes its knowledge of the latest networking technologies, such as ATM, will enable it to benefit from expected continued growth in this market. In addition, the Company believes that its networking technology expertise will contribute to the development of new digital media and imaging products. In September 1995, the networking distribution subsidiary became the first value added network distributor in the United Kingdom to be awarded the ISO 9002 accreditation, the international standard for quality systems.

     The Company's digital media, data acquisition and imaging and networking distribution businesses are described below. For operating information by geographic region, see Note 8 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

DIGITAL MEDIA

  Market

     New video and audio technologies are changing the way video, film and other digital media are produced and edited. Much like desktop publishing has replaced offset printing, digital, nonlinear video production technology, which allows users to instantly access any scene or sound from anywhere on a disk, has fundamentally improved the efficiency and productivity of working with video. This advancement has been facilitated by an exponential increase in microprocessing power, declining data storage costs and improved software programming tools.

     Industry sources have estimated that sales of desktop video will reach $4.8 billion in 1995, a 50% increase from the $3.2 billion in sales in 1994. The Company believes the corporate and institutional market includes a growing market of new users as well as existing users of video production equipment. The mass market is still emerging and will be determined, the Company believes, on the basis of price and applicable open standards.

     The Company believes there are three general types of end users of digital media production systems as illustrated below. Within this market, the Company primarily targets the corporate and institutional users. The Company believes that customers will migrate down from costly high-end systems as well as migrate upward from non-integrated lower quality systems to a more cost effective and integrated high quality production system, such as Media 100.

                             [Triangle representing
                                the breakdown of
                            digital media production
                                 system users]

     - Professional Users are broadcast, television and film producers, independent video post-production facilities and cable television stations that create finalized video programs for others or for broadcast. These users typically spend $50,000 or more on a video editing system.

     - Corporate and Institutional Users include businesses, hospitals, advertising agencies, law firms, government agencies, colleges and universities. These are users who are creating videos themselves. The average cost of a system for a corporate or institutional user ranges between $15,000 and $50,000.

     - Mass market users are early stage users who desire to use video for informal presentations, for consumer-type video needs or for in-house communication within corporations or institutions. They are using a non-integrated system and are attracted by the low purchase price of $15,000 or less.

  Strategy

     The Company's strategy in digital media is to target corporate and institutional users by offering a product that combines high output quality with ease of use at an affordable price. The Company's strategy includes the elements described below.

     - Ease of Use. By simplifying the process of working with video, the Company focuses not only on existing users of video equipment but new users. The Company's aim is to make video personal by empowering individuals to complete video projects on their own or within small departments from a Macintosh.

     - Expanding the Market. The Company intends to continue to lower its manufacturing costs and reduce the price of Media 100 to capture additional market share and ultimately to increase revenues. The Company believes that its strategy of reducing the price of a Media 100 system over time, as well as Media 100's ease of use, will result in a substantial increase in the number of new users of Media 100. See "Business -- Digital Media -- Product and Options."

     - Open Systems Architecture. The Company uses open standards in designing the hardware and software system components to give Macintosh end users the flexibility to select the system components themselves, including the model of Macintosh, monitors and disk drives.

     - High Quality Video and Audio. The Company builds high performance hardware and software systems to support broadcast quality pictures and compact disc quality sound.

     - Complete Solution. The Company is committed to providing a product to accomplish online and off-line draft editing all on one system (All-On-One(TM) Mastering) with high output quality and additional features, such as titling, special effects and animation.

     - Distribution Through VARs and Distributors. The Company sells Media 100 through VARs and distributors and not directly to its customers as certain of its competitors do. The Company believes that by not directly competing with its VARs and distributors, it has established a loyal distribution channel.

  Recent Developments

     In August 1995, the Company began shipments of a new generation of Media 100, version 2.5, which incorporates the Company's proprietary Vincent platform. This system is comprised of a single PCI board, as compared to the previous version of the Media 100 system consisting of two NuBus boards, and additional software and hardware to support faster, higher-quality effects and graphics processing. The board, named Vincent, is the first such board in the digital media market to be competitive with the PCI standard. Vincent operates on the newly introduced PCI-based Power Macintosh computers and PCI-based personal computers using Intel microprocessors, such as Pentium, and Microsoft Windows. Media 100 version 2.5 has a built-in waveform monitor and vectorscope as well as new features for manipulating up to eight tracks of audio in real time while playing video.

     In the first quarter of 1996, the Company plans to announce a lower cost model of Media 100 with fewer features, which will be compatible with its existing products and other third party video editing software applications such as Adobe Premiere. The Company intends to offer a means for users to upgrade their system to add features and capabilities. The Company plans to market and sell this product through its existing channel of video-expert value-added resellers as well as through an expanded number of computer-oriented resellers. The Company intends to market this product to Apple QuickTime(TM) users, professional consumers and other entry-level users interested in editing video on a Macintosh. The Company initially anticipates an end user price of under $5,000 for the product itself and under $15,000 for a completely-configured systems including a Macintosh computer and disk drives. This lower cost model is part of the Company's strategy to expand the market for digital media.

  Product and Options

     The Media 100 product line consists of a core system composed of either the Vincent PCI platform or two NuBus boards, software, and a variety of software and support options. This approach allows users to choose which features to buy and allows them to easily upgrade their digital media systems over time according to their needs and budget. In addition, by offering only a single core system at relatively low cost, the Company facilitates entry level purchases and simplifies its own operations as well as those of its resellers, distributors and end users.

     The Company markets Media 100 as an open system. Users can choose required system components themselves, including the model of Macintosh, monitors, and disk drives. These components are standard to personal computing and widely available. Authorized resellers through which Data Translation sells Media 100 can integrate these components for end users; however, users who already own some or all required system components may purchase Media 100 and selected options alone from a reseller.

     Media 100 and its related options are described in the table below. The
Company is also developing additional software option packages with enhanced features, including advanced editing and advanced special effects. Prices listed below do not include the base Macintosh system and disk drives, nor do they reflect VAR and distributor discounts, which range from approximately 25% to 45%. Completely configured Media 100 systems range in price from approximately
$25,000 to $40,000, of which the Company receives from approximately $5,000 to $13,000. The Company continually reviews the pricing of Media 100 and related software options to be competitive in the market.

                                                                                  SUGGESTED U.S.
                                                                                   RETAIL PRICE
                     FIRST                                                           AS OF
PRODUCT AND OPTIONS SHIPPED                     DESCRIPTION                       OCTOBER 1, 1995
------------------------------------------------------------------------------------------------
Media 100(R)        August     Core system with software upgrades for composing   $10,995 (PCI)
  Version 2.5       1995       finished video programs, includes either the       $ 8,995 (NuBus)
                               Vincent PCI platform or two NuBus boards, one
                               junction box, cables, software and documentation.

POWER Option(TM)    December   Software option for All-On-One(TM) Mastering       $ 3,995
                    1994       (batch digitizing), FastFX(TM) (accelerated
                               rendering), and PowerLog(TM) (logging).

HDR Option(TM)      December   "High Data Rate" software option for maximizing    $ 5,995
                    1994       Media 100 core system's video picture quality and
                               expanding audio from four to eight real time
                               tracks.

Suite Deal(TM)      May        Bundled option package, including FX Option (over  $ 3,995
                    1994       50 different video effects), CG Option (character
                               generation), EDL Option (edit decision list
                               support), and Platinum Support Agreement (support
                               and upgrade contract available in North America).

Whole Deal(TM)      December   Bundled option package, including Suite Deal,      $11,995
                    1994       POWER Option, and HDR Option.

Platinum(TM)        March      Technical support, upgrade, and maintenance        $ 1,495
  Support           1994       contract in North America
  Agreement
------------------------------------------------------------------------------------------------

     Media 100 is a digital video system that captures complete source video (both fields) and compact disc quality audio and stores this source material digitally on standard SCSI disk drives connected to the user's Macintosh. To perform editing, users can instantly access any scene or sound from anywhere on the disk. This random-access, or nonlinear, real time performance greatly enhances editing by simplifying the process and eliminating the shuttling wait-time and rerecording time of working from videotape. When Media 100 plays back video for preview, display, or final recording, the output quality is online, which means it is virtually indistinguishable from the quality produced by videotape equipment used for broadcasting. Media 100's user interface, built to Macintosh user interface standards, simplifies editing and is expandable with software options to perform effects, graphics, titling, and other advanced operations.

     POWER Option is a software option which contains powerful features to make creating a video easier. This option includes All-On-One Mastering, which lets users edit large quantities of source video in a draft mode ("offline") and finish with online output quality all on one system. Other features include FastFX for accelerating video effects rendering and PowerLog logging.

     HDR Option is a software option which improves the Media 100 core system's video output quality through the support of broadcast component signal inputs and outputs, as well as by allowing users to reduce compression levels to as low as 4:1 for NTSC and 5:1 for PAL video formats. This option also expands the core system's real time audio mixing from four to eight tracks.

     Suite Deal is a bundled option package which includes: FX Option for supporting over 50 video effect types using an open, "plug in" architecture licensed from Adobe Systems; CG Option for keying high-quality, anti-aliased titles and graphics over video; EDL Option for generating a standard-format edit decision list (EDL); and, in North America, the Platinum Support Agreement (as described below).

     Whole Deal is a bundled option package which includes Suite Deal, POWER Option, and HDR Option at a reduced price.

     Platinum Support Agreement gives Media 100 users a year of toll-free technical support, automatic, free upgrades, and preferred pricing on upgrades, replacement hardware, and some new products, and a subscription to a quarterly newsletter. The Platinum Support Agreement is available only in North America.

  Technology and Product Features

     Data Translation has designed Media 100 as an integrated hardware and software system which offers high performance and is compatible with the Macintosh. The Company believes the basic performance of its hardware and software produces broadcast quality picture and compact disc quality sound, with an open system design. Data Translation's control of the development, design and manufacturing of both the hardware and software of Media 100 allows it to conform one to the other, specifically and solely to support the user requirements of the target market.

     Media 100's core hardware includes broadcast quality video input and output decoder/encoder subsystems, a proprietary, dynamically-variable JPEG compression subsystem, a 16-bit eight-track real time digital audio subsystem, and two high-speed 32-bit microprocessors responsible for transferring digital audio and video data, at throughput rates up to 30 megabytes per second, inside the Macintosh in lieu of using the Macintosh processor alone as other video editing systems do. The latest version of this hardware consists of the Vincent platform, operates with excellent noise immunity and is the primary technical facilitator of real time, nonlinear performance with output which provides broadcast quality video and compact disc quality audio. The output video is 30 frames per second, 60 fields per second (NTSC) or 25 frames per second, 50 fields per second (PAL) and synchronized to multiple tracks of compact disc quality audio.

     The software features a proprietary operating system which is unseen by users and integrated with the standard Macintosh operating system. This software governs low-level Media 100 hardware operations to ensure real time performance, particularly by controlling the two onboard microprocessors in concert with the Macintosh processor. Layered on top of this low level of software, Media 100 incorporates a higher layer of software called application software, through which the user controls every function of the Media 100 system.

  Customers and Sales

     In the United States, the Company authorizes and sells through a network of specialized VARs who integrate and support Media 100 systems sales. The Company has focused on attracting a loyal and growing following of highly qualified VARs in the United States by offering attractive margins and factory support. The Company does not compete with its resellers by selling directly to end users. Internationally, the Company authorizes and sells solely through subsidiaries and distributors, which act as resellers or establish reseller networks in their respective territories. The Company typically enters into agreements with its international distributors which usually are terminable for cause and has arrangements with its domestic distributors which are generally terminable by either party at will.

     The Company manages its sales through a team of regional managers and sales support personnel. Both the Company and resellers provide end user customer support which provides 90 days of free technical support. By purchasing a Platinum Support Agreement, end users in North America may extend that support for additional one year periods.

     The table below sets forth examples of users of Media 100.
------------------------------------------------------------------------------------------------
        CATEGORY                      USER                            USER APPLICATION
------------------------------------------------------------------------------------------------
Professional

  Independent Video     National Cave Art                   MTV/Nickelodeon
     Production         Tippett Studios                     "Three Wishes" being released by
                                                              Rysher Entertainment
                        Thunder Sky Pictures                Corporate communications & tradeshow
                                                              displays
                        Video Professor                     Teaches popular software
                                                              applications
                        Broadcast Services of Alaska        CBS Sunday Morning Wildlife
                                                              Videography
  Music Video           Todd Rundgren                       Interactive music
                        David Bowie                         Music video and CD-Rom titles
                        Norfolk Music                       Gloria Estefan music video
  Electronic Games      Broderbund Software                 PC games
                        Stargate Films                      Sega/Nintendo "Tom Cat Alley" game
  Cable Television      CNN                                 Interactive CD-Rom programs
                        MTV                                 Music Video production

Corporate/Institutional

  Corporate Video       Thom McAn                           Training and employee bulletins
                        MGM Grand Hotel & Casino            Giant videowall display
                        Ryder Systems, Inc.                 Training and employee communications
                        Snap-on, Inc.                       Employee and marketing
                                                              communications
                        Ford Motor Company                  In-house management training
  Education             Cornell University                  World's largest lecture class
                        Middlebury College                  Language tutorial
                        NYU Center for Digital Multimedia   Training multimedia authorization
                        The University of Iowa              Broadcast TV education
  Hospital              Brigham and Women's Hospital        Patient education
                        Johns Hopkins Bayview Medical       Videotape for teaching
  Government            Central Intelligence Agency         President Clinton's daily briefings
                        Federal Judicial Center             Training court personnel
  Advertising           J. Walter Thompson                  Electronic storyboards
                        Big Idea Productions                Children's products cartoon
------------------------------------------------------------------------------------------------

  Competition

     The digital media systems market is highly competitive and fragmented with a large number of suppliers providing different types of products, both linear and nonlinear, to different segments of the market. The primary competitive factors in markets composed of either existing users of videotape equipment or new users are: (i) ability to do fast, easy nonlinear editing; (ii) open system design and support for continuous feature improvement, especially for advanced features like digital video effects; (iii) online picture and audio quality;
(iv) ability to edit and to create special features such as titling and animation all on one system; and (v) price.

     In the emerging market of corporate and institutional users, the Company has encountered competition primarily from Avid, which has greater financial resources than the Company, as well as Truevision and Radius Inc. Because this market is new and still evolving, it is difficult to predict future sources of competition; however, competitors will also include larger vendors, such as Matsushita, which currently compete in the market of professional users.

     To the extent that the Company has sold into the market of professional users, the Company has encountered competition primarily from Avid and ImMix in this market. In addition, competition in this area comes from comparably sized or smaller competitors, such as Matrox and FAST, as well as much larger vendors, such as Matsushita, which has announced plans to introduce digital, nonlinear editing systems. The Company expects that other vendors of analog videotape editing equipment, such as Sony, many of which have substantially greater financial, technical and marketing resources than the Company, will develop and introduce competing digital, nonlinear systems.

DATA ACQUISITION AND IMAGING

  Market

     The primary markets for data acquisition and imaging products are scientific research and analysis, test and measurement and machine vision and inspection. End users include original equipment manufacturers, research laboratories, universities, hospitals and government agencies. Users require highly accurate, real time measurement and control of analog signals, such as temperature, pressure, sound and video.

     The Company believes it is one of the top five suppliers in each market although the data acquisition and imaging markets are highly fragmented. These markets have been adversely affected in recent years by reduced government funding of research and lower levels of corporate capital expenditures. Industry organizations estimate overall sales in these markets were approximately $250,000,000 in 1994.

  Strategy

     In the data acquisition and imaging area, the Company is focused on providing system solutions which include not only exceptional hardware but also powerful, easy to use software. The Company will continue to invest in its current data acquisition and imaging markets, while identifying new applications and growth opportunities in the industrial control, high end test and measurement and machine vision and inspection markets. During 1995, the Company adopted new technologies in an effort to increase the marketability of its data acquisition and imaging products.

  Products

     The Company's data acquisition and imaging products are designed to facilitate (i) the high-speed capture of analog signals representing physical events, such as temperature, pressure, sound and video, (ii) the fast conversion of such signals into digital form and (iii) the use of such digital signals in PCs for processing. These capabilities permit customers to use PCs to identify, measure, analyze and control physical phenomena (data acquisition) and to analyze or enhance video images (imaging).

     The diagram below illustrates how Data Translation's data acquisition and imaging products work.

                        [Illustrations of analog devices
                    transmitting data to a personal computer containing the Company's plug-in boards and application software.]

     The Company's data acquisition and imaging systems consist of plug-in cards and Windows-based software which provide an integrated, high performance systems solution to the general scientific and measurement marketplace. These systems allow customers to configure their own PC-based data acquisition, signal processing or imaging system with higher performance and lower cost than alternative pre-packaged or custom-integrated systems. Users are able to integrate these products more quickly into their systems, thereby reducing their development time. DT-Open Layers(R) forms the basis of several key software products manufactured by the Company, the most important of which are DTVEETM for Microsoft Windows, GLOBAL LAB(R) Image and Software Development Kits ("SDKs"). Over a three year period the Company defined and developed DT-Open Layers, a standard set of software protocols under the Microsoft Windows operating system. DT-Open Layers simplifies programming and accelerates the development of new software products and permits customers to replace circuit boards and add new functions. These products offer leading-edge functionality for data acquisition and imaging under Windows while allowing customers to protect their software investments and develop solutions more quickly.

     The Company sells over 300 data acquisition and imaging products, which range in retail price as of October 1, 1995 from $595 to $4,995. Domestically, the Company sells such products directly and internationally, the Company sells both directly and through distributors. Such prices do not reflect distributor discounts for international sales, which range from approximately 20% to 35% on hardware products and up to approximately 50% on software applications.

     Data acquisition products provide capabilities ranging from simple measurement to advanced digital signal processing (DSP) functions. While researchers, systems integrators and original equipment manufacturers ("OEMs") have been predominant data acquisition users in the past, new data acquisition markets have emerged in the industrial and medical areas, such as industrial inspection, medical diagnostic/therapeutic applications, high-performance control, vibration analysis, acoustics, test and measurement and liquid and gas chromatography applications. Customers incorporate Data Translation's data acquisition boards into PCs to measure real-world parameters, including temperature, pressure, acceleration and sound; to analyze this data; and to use the results to control real-world events and processes. For example, an equipment manufacturer in Canada uses the Company's Fulcrum(TM) board to monitor and control the vibration of magnetic ball bearings in large pump shafts.

     The Company's imaging products may be used in a number of applications. In scientific imaging applications, images can be captured from video cameras for analysis, or images can be captured from cameras mounted on microscopes to identify and count cells. In machine vision applications, images can be captured and processed immediately in real time for fast, accurate inspection of manufactured parts. In medical applications, images can be captured from different diagnostic devices, such as CAT scanners or ultrasound imaging devices, for enhancement, analysis and display. For example, the Company's MACH series imaging board is used in an opthamology system which maps the camera for the purpose of making a diagnosis or fitting a contact lense.

     The Company has incorporated several new technologies in its products. For example, the Company's frame grabber, a product which combines software with proprietary circuits that permit users to acquire data from a variety of video inputs, now utilizes the PCI bus architecture. In addition, the Company has begun using the Display Connect Interface ("DCI") standard in certain of the Company's frame grabber products. Finally, the Company has adopted the Personal Computer Memory Card International Association ("PCMCIA") standard, a new technology for the portable acquisition of data.

     The Company's new data acquisition and imaging products include the following:

     - DT7101 memory card, a PCMCIA standard product targeted at the portable data acquisition and field services markets;

     - DT3001 data acquisition product, which utilizes the PCI bus;

     - DTVEE(TM) 3.0, an upgrade of the Company's visual programming application software for building data acquisition systems, which now has improved functionality, user interface functions and performance; and

     - Frame Grabber SDK, DT-Open Layers support for the Company's frame grabber products.

  Customers and Sales

     The Company sells its data acquisition and imaging products to end users and OEMs for use primarily in the scientific, medical and industrial markets. End users include manufacturers, research laboratories, universities, hospitals and government agencies.

     Data Translation sells its data acquisition and imaging products through a comprehensive, widely distributed annual catalog, an in-house telemarketing force and extensive advertising and promotional campaigns. The Company has a full-time sales and administrative staff of over 30 employees in the United States to support catalog sales. International sales are supported by three subsidiaries and various distributors throughout Europe, Asia and the Pacific rim.

  Competition

     Data Translation competes in the data acquisition market principally with National Instruments Corporation and Keithley Instruments, Inc. and in the imaging market with Matrox and Imaging Technology, Inc., all of which may have substantially greater financial, technical and marketing resources than the Company. The Company also competes with a number of smaller companies in each of these markets. The Company's data acquisition and imaging products compete on the basis of ability to supply an integrated system solution of hardware and software, price and performance.

NETWORKING DISTRIBUTION BUSINESS

  Market

     The market in the United Kingdom for networking products is composed principally of businesses and organizations which require high performance products and the technical support to integrate such products into their systems. In the United Kingdom, the Company, through a subsidiary, distributes networking products manufactured by third party suppliers. The Company believes the market for enterprise wide networking products in the United Kingdom will continue to grow as has the market in the United States.

  Strategy

     In the networking distribution market in the United Kingdom, the Company seeks to grow its business with the enterprise wide networking business in general and to expand its supplier and reseller base. Data Translation works to build highly valued relationships with suppliers and customers which it believes have been the key to its growth.

     As part of its overall strategy, the Company believes that its knowledge of the latest networking products and technologies contributes to the development of products in the digital media and imaging markets. For example, new technologies, such as ATM, will allow video transmission in real time from remote locations and therefore affect the future evolution of Media 100 in a network environment. Another part of the Company's strategy is to focus on emerging high value-added technologies. The Company believes that it distinguishes itself from other distributors by the fact that a significant number of its employees, including sales personnel, in its networking distribution business are technically trained. In September 1995, the Company's networking distribution subsidiary became the first value added network distributor in the United Kingdom, to be awarded the ISO 9002 accreditation, the international standard for quality systems.

  Products and Services

     Data Translation distributes externally sourced network peripherals in the United Kingdom. These products are manufactured by several suppliers, including 3Com, Hewlett-Packard, Sonix Communications Ltd., Shiva Corporation and U.S. Robotics Inc. The primary products are high value added, systems-oriented solutions that interconnect computers and networks, such as routers, switches, bridges and hubs. 3Com recently recognized Data Translation Ltd. as its top distributor of internetworking products for 3Com's fiscal year 1995. The Company enters into annual contracts with its suppliers, some of which sell directly into the market.

     In addition, the Company builds its customer base by supplying its customers with services such as technical training, maintenance and sophisticated technical support on a fee for services basis. The Company relies on highly trained sales and support engineers to provide the latest networking tools and systems to help increase a customer's productivity and information exchange.

  Customers and Sales

     The Company distributes networking products principally to a large number of VARs, systems integrators and retail dealers and, to a lesser extent, to end users in the United Kingdom. As with its data acquisition and imaging products, the Company distributes its networking products through a comprehensive, widely distributed annual catalog, an in-house telemarketing force and extensive advertising and promotional campaigns. In addition, the Company uses a direct sales team in the United Kingdom.

  Competition

     The Company attempts to distinguish itself in the United Kingdom by selling high value added products and services and offering the latest state-of-the-art networking products. The Company's direct competitors in the United Kingdom networking distribution business are Azlan Group PLC and Persona Group PLC and numerous other larger competitors that have substantially greater financial, technical and marketing resources than the Company as well as numerous smaller competitors. Competition in the United Kingdom for networking products is based primarily on price and value added services.

RESEARCH AND DEVELOPMENT

     The Company intends to continue to invest in research and development for new products and for enhancements to existing products. The Company is targeting spending on research and development at an annual rate of approximately 10% of total net sales. For the nine months ended August 31, 1995, the Company invested approximately $5,488,000 in product development.

     The Company employed, as of October 31, 1995, 70 full-time engineers whose primary duties relate to product development. Outside firms and consultants are selectively engaged to develop or assist with development of products when favorable opportunities exist.

     For Media 100, the Company is focused on continued software and hardware development. The Media 100 application software is being improved to include advanced features. In addition, the Company has developed support for operating with the computer video standard developed by Apple QuickTime, and is continuing to develop greater support for operating with QuickTime applications from third parties.

     In the data acquisition and imaging area, the new areas for hardware development include the integration of ASICs (application specific integrated circuits) into circuit boards, which will reduce cost and advance the development of new computer bus technologies (e.g., PCMCIA and PCI). The Company's software development in data acquisition and imaging centers on supporting the introduction of Windows 95. The Company is also developing graphical programming application software, which will simplify application development by the customer.

MANUFACTURING

     Data Translation manufactures all of its products at its facility in Marlboro, Massachusetts. The Company believes its control of manufacturing significantly contributes to hardware design improvements, and allows for quicker turn-around of engineering changes for shipment to the market. The Company periodically assesses its production efficiencies against the benefits of outsourcing certain hardware production.

     In manufacturing, the Company seeks to be the leader in both technology and management. The Company has adopted the philosophy of Total Quality Management
(TQM), which is a systematic approach to continuous improvement. In September 1994, the Company achieved ISO 9001 Quality System Certification, a certification by an internationally accredited organization that the Company has a documented quality system. ISO 9001 certification is a requirement for some exports to the European Community and is seen as a sales advantage by many United States customers. The Company uses work cells with higher volume products which, together with Just-In-Time techniques, allows the Company to reduce throughput time and provide five day shipment on most customer orders.

     The Company's fully integrated assembly and test operations enable it to produce approximately 30,000 assembled printed circuit boards per year. In addition, circuit boards and modules are designed using advanced computer-aided-design (CAD) technology. Manufacturing capabilities include the assembly of fine pitch, surface mounted electronic devices utilizing state of the art pick and place robotics for high density, multi-layered, single or double sided boards. A majority of the Company's shipments incorporate surface-mount components. Initial testing is performed to assure that products are free from process-related defects after assembly. Following this, a complete functional test is performed twice on each board, with an environmental stress screen between tests to eliminate defects and assure long-term reliability of products. The Company uses automated test equipment to assure product quality, improve throughput and increase production yields.

     Components used in circuit board assembly are generally available from several distributors and manufacturers, although in the case of certain products, only one or two manufacturers are capable of the appropriate circuit board assembly. Suppliers are selected based on their ability to provide defect-free products quickly at low cost. Data Translation continuously measures the performance of key suppliers. Special programs are used to speed availability of material and protect the Company from unplanned shifts in product demand. These programs include ship-to-stock, and point-of-use bonding, a program where suppliers hold material on-site at Data Translation and as the material is used, title transfers to Data Translation and payment is made. Certain components used by the Company do not have ready substitutes or have been subject to industry-wide shortages. There can be no assurance that the Company's inventories would be adequate to meet the Company's production needs during any interruption of supply. The Company's inability to develop alternative supply sources, if required, or a reduction or stoppage in supply, could adversely affect its operations until new sources of supply become available.

PROPRIETARY RIGHTS

     The Company owns eight United States patents, expiring from March 2001 through August 2013, and has seven pending patent applications in the United States, none of which the Company believes is material. The Company has applied for five separate patents covering elements of the Media 100 core system. See "-- Legal Proceedings."

     The Company believes that its success depends primarily on the proprietary know-how, innovative skills, technical competence and marketing abilities of its employees.

BACKLOG

     Most customers order products on an as-needed basis, relying, in the case of most products, on the Company's five-day delivery capability. As a result, the Company believes that its backlog at any point in time is not indicative of its future sales.

EMPLOYEES

     As of September 30, 1995, the Company employed approximately 313 persons worldwide, an increase of approximately 56 employees since October 1994. None of the employees is represented by a labor union. The Company believes it has good relations with its employees.

     Competition for employees with the skills required by the Company is intense in the geographic areas in which the Company's operations are located. The Company believes that its future success will depend on its continued ability to attract and retain qualified employees, especially in research and development.

PROPERTIES

     The Company maintains its principal executive, engineering, manufacturing and sales operations in a 103,000 square foot facility located in Marlboro, Massachusetts. The building is rented under leases with a related party trust expiring in 1999. See "Certain Relationships and Related Transactions."

     The United Kingdom operations are conducted in an 18,050 square foot facility in Wokingham, Berkshire, England, that is leased by the Company through a United Kingdom subsidiary under a twenty-five year net lease. The subsidiary has an option to terminate the lease in 1997. The minimum annual basic rent is approximately $257,000 per year.

     The German operations are conducted in a 2,420 square foot office facility in Bietigheim-Bissingen, Germany that is leased under a five-year renewable lease, expiring in 2000, by Data Translation GmbH. The minimum annual basic rent is approximately $52,000 per year.

     The Italian operations are conducted in an 1,100 square foot office facility in Brescia, Italy that is leased under a six-year lease, expiring in 1998, by Data Translation S.r.1. The minimum annual basic rent is approximately $24,000 per year.

LEGAL PROCEEDINGS

     On June 7, 1995, a lawsuit was filed against the Company by Avid, a Massachusetts-based company, in the United States District Court for the District of Massachusetts. The complaint alleges patent infringement by the Company arising from the manufacture, sale and use of the Company's Media 100 line of products. The complaint includes requests for injunctive relief, treble damages, interest, costs and fees. On July 28, 1995, the Company filed an Answer and Counterclaim denying any infringement and asserting that the patent in question is invalid. The Company intends vigorously to defend the lawsuit, which is currently early in the pre-trial stage. In addition, Avid has filed papers in the United States Patent and Trademark Office requesting reissuance of the patent and stating that it seeks patent claims broader than those set forth in the existing patent. The reissuance proceedings remain pending. If such broader claims were to issue, the Company expects that Avid would seek to incorporate such claims into the litigation, although Avid has made no reference to the reissue proceedings in the litigation to date. If the Company does not prevail in the action, it could be required to pay substantial damages for infringement and cease offering products that allegedly infringe such patent, either of which results would have a material adverse effect on the Company. Alternatively, the Company could be required to seek to obtain a license under the patent. If so, there can be no assurance that such a license would be available to the Company or, if available, that the terms of any such license would be satisfactory. Moreover, the pendency and expense of the litigation could adversely affect the Company's business, market share, financial condition and operating results, regardless of the outcome of the litigation. There can be no assurance that the Company will prevail in the litigation, or that any of the above-described effects of litigation, whether or not successful, will not be material.

     From time to time, the Company is involved in other disputes and/or litigation encountered in its normal course of business. The Company does not believe that the ultimate impact of the resolution of such other outstanding matters will have a material effect on the Company's financial condition or results of operations. See Note 6(b) of Notes to Consolidated Financial Statements.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

          NAME               AGE                  POSITION WITH DATA TRANSLATION
          ----               ---                  ------------------------------
Alfred A. Molinari, Jr...     54      Chairman and Chief Executive Officer
Peter J. Rice............     43      Vice President -- Finance and Chief Financial Officer
Ellen W. Harpin..........     39      Vice President -- Administration
John A. Molinari.........     33      Vice President/General Manager -- Multimedia Group
                                        and Director
Mark L. Basler...........     33      Vice President/General Manager -- Data Acquisition and
                                        Imaging Group
Paul Klinkby-Silver......     36      Vice President/General Manager -- Data Translation
                                        Networking Ltd.
Kim Gray.................     35      Vice President -- Operations
R. Bradford Malt.........     41      Director and Clerk
Paul J. Severino.........     48      Director
James M. Dow.............     45      Director

     Mr. A. Molinari is the founder of the Company, and has been the Chief Executive Officer and a director of the Company since its inception in 1973 and is a director of its subsidiaries. He was appointed Chairman of the Company in June 1995. Mr. Molinari served as director of Viewlogic Systems, Inc., which is a supplier of electronic design automation solutions, from July 1992 to February 1995.

     Mr. Rice was appointed Vice President -- Finance and Chief Financial Officer in July 1995. Prior to joining the Company, he was Vice President and Corporate Controller, Chief Accounting Officer for M/A-Com Inc., a New York Stock Exchange listed company. Mr. Rice, a CPA, spent several years in public accounting and has extensive experience with publicly-traded companies.

     Ms. Harpin was appointed Vice President -- Administration in July 1995. She has been employed by the Company since March 1983 and has served as Vice President -- Finance and Administration, Treasurer, Vice President -- Manufacturing and Director of Sales.

     Mr. J. Molinari was appointed Vice President/General Manger-Multimedia Group in November 1990. He was elected a director of the Company in June 1995. Prior to that, he had been Vice President-Marketing and Sales since January 1989. He has been employed by the Company since August 1984 in other sales and marketing positions. He is the son of Alfred A. Molinari, Jr.

     Mr. Basler was appointed Vice President/General Manager -- Data Acquisition and Imaging Group in July 1995. Prior to that he had been General
Manager -- Data Acquisition and Imaging Group since March 1994. From 1985 until joining the Company, he served in several engineering and marketing management positions for the Semiconductor Group of Analog Devices, Inc.

     Mr. Klinkby-Silver was appointed Vice President/General Manager of Data Translation Networking Ltd. in July of 1995. Prior to that, he had been General Manager of the United Kingdom Networking Group since November 1991. Prior to joining the Company, he was Director and Co-owner of a systems integration company, Solv, PLC, which was in the business of reselling IBM RS6000 systems from 1989 to 1991.

     Ms. Gray was appointed Vice President -- Operations in July 1995. She has been with the Company since 1979 and during her tenure has held various positions in materials, production and manufacturing service, most recently as director of operations.

     Mr. Malt is the Clerk of the Company and has been a director since March 1982. Mr. Malt is a partner of Ropes & Gray, which is general counsel to the Company.

     Mr. Severino has been a director of the Company since April 1985. He is currently Chairman of the Board of Bay Networks, Inc., a supplier of internetworking communication products. Since June 1992, he has been a director of MTDC (Massachusetts Technology Development Corporation).

     Mr. Dow was elected a director of the Company in June 1995. He is the founder and Chairman of Microcom, Inc. He is also a director of each of Windata Inc., Amberwave Systems, Inc. and Massachusetts High Technology Council and a Trustee of the Dana Farber Cancer Institute.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid or accrued by the Company and its subsidiaries to or on behalf of the Chief Executive Officer and each of the executive officers whose cash compensation exceeded $100,000 annually (the "Named Executive Officers") in the most recently ended fiscal year:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                         ANNUAL         COMPENSATION
                                                      COMPENSATION         AWARDS
                                                   ------------------      ------        ALL OTHER
     NAME AND PRINCIPAL POSITION         YEAR      SALARY($)  BONUS($)  OPTIONS(#)(1)   COMPENSATION($)(2)
     ---------------------------         ----      --------   -------   -------------   ------------------
Alfred A. Molinari, Jr................    1994     $206,700   $10,335           --        $   422
  Chief Executive Officer and Chairman    1993      206,700        --       20,000          3,138
                                          1992      206,700        --       20,000          4,553

John E. Barker(3).....................    1994      115,825        --           --            152
  Vice President -- Engineering --        1993      145,000    10,000       10,000          2,008
  Multimedia Group                        1992      145,000        --       10,000          4,407

Ellen W. Harpin.......................    1994      104,712     5,250       20,000            214
  Vice President -- Administration        1993      100,000        --        5,000          1,559
                                          1992       76,155(4)     --       20,000          2,485

John A. Molinari......................    1994      112,500    12,007      100,000            230
  Vice President/General                  1993      100,000        --       27,000            117
  Manager -- Multimedia Group and         1992       96,785        --       20,000            162
     Director

Paul Klinkby-Silver...................    1994(5)   120,427    69,752       20,000          9,705
  Vice President/General                  1993(5)   102,942    58,176           --         11,840
  Manager -- Data Translation             1992(5)   103,546    34,558       15,000            230
  Networking Ltd.

---------------

(1) The Company has not issued stock appreciation rights or granted restricted stock awards. In addition, the Company does not maintain a "long-term incentive plan," as that term is defined in applicable rules.

(2) The amounts for fiscal 1994 represent the dollar value of premiums paid by the Company on term life insurance for the benefit of the Named Executive Officers. The amounts indicated for Mr. Klinkby-Silver also include Company contributions to a Company sponsored pension plan.

(3) Dr. Barker resigned and left the Company in June 1994.

(4) Ms. Harpin's annual salary was fixed at $100,000 for fiscal 1992; however, due to a three-month maternity leave during fiscal 1992 she did not receive the full amount of such annual salary.

(5) Dollar amounts based on a blended exchange rate for the respective year.

STOCK OPTIONS

     The following table provides information concerning the grant of stock options under the Key Employee Incentive Plan (1992) to the Named Executive
Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                        POTENTIAL
                                                                                    REALIZABLE VALUE
                                                                                       AT ASSUMED
                                             INDIVIDUAL GRANTS                       ANNUAL RATES OF
                            ---------------------------------------------------        STOCK PRICE
                             NUMBER OF     % OF TOTAL                               APPRECIATION FOR
                             SECURITIES     OPTIONS      EXERCISE                      OPTION TERM
                             UNDERLYING    GRANTED TO     OR BASE                 ---------------------
                              OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION      5%          10%
           NAME             GRANTED (#)   FISCAL YEAR     ($/SH)        DATE         ($)         ($)
           ----             ------------  ------------   ---------   ----------      ---         ---
Alfred A. Molinari, Jr....       --             --             --          --           --          --
Ellen W. Harpin...........     20,000(1)       5.6%       $ 6.125       4/6/00    $ 41,662    $ 94,516
John A. Molinari..........    100,000(2)      28.0          6.738       4/6/99     107,920     312,640
Paul Klinkby-Silver.......     20,000(3)       5.6          7.375      9/15/04      92,762     235,077

---------------

(1) These options become exercisable over five years, 20% on each anniversary of the grant, and expire six years after grant. The exercise price is the fair market value of the Common Stock on the date of grant.

(2) These options become exercisable over four years, 25% on each anniversary of the grant, and expire five years after grant. The exercise price is 110% of the fair market value of the Common Stock on the date of grant.

(3) These options become exercisable three years after grant and expire ten years after grant.

OPTION EXERCISES AND HOLDINGS

     The following table provides information, with respect to the Named Executive Officers, concerning the unexercised options held as of the end of the fiscal year.

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUE

                                                              NUMBER OF                         VALUE OF
                                                             UNEXERCISED                       UNEXERCISED
                        SHARES                          OPTIONS AT FY-END(#)            OPTIONS AT FY-END ($)(1)
                      ACQUIRED ON      VALUE        -----------------------------     -----------------------------
        NAME          EXERCISE(#)   REALIZED($)     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
        ----          -----------   -----------     -----------     -------------     -----------     -------------
Alfred A. Molinari,
  Jr................     40,000       $121,400         27,000           25,000          $127,700         $ 83,000
Ellen W. Harpin.....          0              0         46,066           37,600           206,647          109,100
John A. Molinari....     43,666        121,610         24,750          130,250           109,794          175,731
Paul
  Klinkby-Silver....      6,000         22,500          9,000           20,000            42,750            2,500

---------------

(1) Market value of underlying securities at November 30, 1994, minus the exercise price of "in-the-money" options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     R. Bradford Malt who is a director and Clerk of the Company and serves on the Compensation Committee is a partner of Ropes & Gray, which is general counsel to the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 8, 1995 (except as noted below) by (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Named Executive Officers, (iv) all executive officers and directors as a group and (v) the Selling Stockholders.
Except as otherwise indicated in the footnotes to this table, the Company believes that the persons named in this table have sole voting and investment power with respect to all the shares of Common Stock indicated.

                                             SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                    OWNED                             OWNED
                                             BEFORE OFFERING(1)    NUMBER OF     AFTER OFFERING
                                             -------------------    SHARES     -------------------
                                              NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
                                             ---------   -------   ---------   ---------   -------
DIRECTORS AND NAMED EXECUTIVE OFFICERS
Alfred A. Molinari, Jr.(2).................. 1,102,068     17.7%     50,000    1,052,068     13.8%
     100 Locke Drive
     Marlboro, Massachusetts 01752
Paul J. Severino(3).........................   132,340      2.1      40,000       92,340      1.2
     8 Federal Street
     Billerica, Massachusetts 01821
R. Bradford Malt(4).........................    34,600        *       --          34,600        *
     One International Place
     Boston, Massachusetts 02110
James M. Dow................................    --         --         --          --           --
     500 River Ridge Drive
     Norwood, Massachusetts 02062
Peter J. Rice...............................    --         --         --          --           --
     100 Locke Drive
     Marlboro, Massachusetts 01752
Ellen W. Harpin(5)..........................    26,956       *         --         26,956        *
     100 Locke Drive
     Marlboro, Massachusetts 01752
John A. Molinari............................   100,862      1.6        --        100,862      1.3
     100 Locke Drive
     Marlboro, Massachusetts 01752
Paul Klinkby-Silver(6)......................     9,000        *        --          9,000        *
     Data Translation Networking Ltd.
     The Mulberry Business Park, Wokingham,
     Berkshire, England RG11 2QJ
All executive officers and directors as a
  group (11 persons in all)................. 1,408,680     22.6      90,000    1,318,680     17.3

ADDITIONAL 5% STOCKHOLDERS
Berger Associates Inc.(7)...................   335,000      5.4       --         335,000      4.4
     210 University Boulevard, Suite 900
     Denver, CO 80206
West Highland Capital, Inc.(8)..............   560,000      9.0       --         560,000      7.3
     300 Drake's Landing Road, Suite 290
     Greenbrae, California 94904

---------------
  *  Represents less than 1%.

 (1) The number and percent of the outstanding shares of Common Stock treating as outstanding all shares issuable on exercise of options held by a particular beneficial owner that are included in the first column.


 (2) Includes 5,000 shares subject to options exercisable on or before January 7, 1996. Does not include 28,458 shares owned by Mr. A. Molinari's wife, 16,656 shares owned by her as a guardian for their children or 13,000 shares owned by their children, as to all of which Mr. Molinari disclaims beneficial ownership.


 (3) Includes 32,000 shares subject to options exercisable on or before January 7, 1996.

 (4) Includes 32,000 shares subject to options exercisable on or before January 7, 1996.

 (5) Includes 26,000 shares subject to options exercisable on or before January 7, 1996.

 (6) Includes 9,000 shares subject to options exercisable on or before January 7, 1996.

 (7) According to a Schedule 13G filed with the Commission on February 10, 1995, Berger Associates, Inc. is a registered investment advisor to the Berger Small Company Growth Fund which holds the shares of the Common Stock in its account and has the right to receive all dividends therefrom and the proceeds from the sale thereof. Kansas City Southern Industries, Inc. ("KCSI") is the parent holding company of Berger Associates, Inc. KCSI owns approximately 80% of Berger Associates, Inc., but KCSI does not own of record any shares of the Company's Common Stock, nor does it exercise any voting or investment power over shares of the Common Stock. KCSI specifically disclaims beneficial ownership over any shares of the Common Stock.

 (8) West Highland Capital, Inc. and its affiliates collectively hold 560,000 shares of the Company's Common Stock (the "West Highland Shares"). According to a Schedule 13D filed with the Commission on May 10, 1995, (i) West Highland Capital, Inc. beneficially owns all 560,000 of the West Highland Shares, (ii) Lang H. Gerhard beneficially owns 509,600 of the West Highland Shares, (iii) West Highland Partners, L.P. beneficially owns 418,380 of the West Highland Shares and (iv) Buttonwood Partners L.P. beneficially owns 91,220 of the West Highland Shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company leases its domestic headquarters (the "facilities") from a related party trust, Nason Hill Trust (the "Trust"), a nominee trust of which Alfred A. Molinari, Jr., Chairman and Chief Executive Officer of the Company, and his wife are the sole trustees and beneficiaries.

     The Company's facilities are leased from the Trust under operating leases expiring on December 1, 1999. Pursuant to an amendment dated November 29, 1989, the annual lease payments are equal to the sum of (i) $1,092,000 and (ii) any additional interest costs payable by the Trust in such year under a note in favor of Shawmut Bank, N.A. due to the failure of the Company to maintain the financial ratios required for the most favorable interest rate under such note. In addition to such lease payments, the Company bears all of the tax, insurance and other costs of operating the facilities and, under certain circumstances, various costs and expenses associated with the series of industrial revenue bonds, the proceeds of which were used in connection with the facilities. Total rental expense charged to operations under the leases as then in effect was $1,092,000 for fiscal 1992, 1993 and 1994 and $819,000 for the nine month period ended August 31, 1995.

     The Company believes that the terms of its leases with the Trust are at least as favorable as it could have obtained in an arm's-length transaction with an unrelated third party. The leases have been approved by those Company directors who have no beneficial interest in the Trust.

     R. Bradford Malt, who has been a director of the Company since March, 1982, is a partner of Ropes & Gray, which is general counsel to the Company. John A. Molinari, a director and Vice President/General Manager -- Multimedia Group, is the son of Alfred A. Molinari, Jr.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $0.01 par value (the "Common Stock") and 1,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock").

COMMON STOCK

     The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. All of the outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and non-assessable. As of November 8, 1995, there were 6,220,772 shares of Common Stock outstanding and held of record by stockholders.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 1,000,000 shares of Preferred Stock with such powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such Preferred Stock. Thus, any series may, if so determined by the Board of Directors, have full voting rights with the Common Stock or superior or limited voting rights, be convertible into Common Stock or another security of the Company, and have such other preferences, relative rights, and limitations as the Company's Board of Directors shall determine. As a result, any series of Preferred Stock could have rights which would adversely affect the voting power of the Common Stock. The shares of any class or series of Preferred Stock need not be identical. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company without any further action by shareholders. The Company has no present intention to issue any Preferred Stock.

CERTAIN CHARTER AND BY-LAW ANTI-TAKEOVER AND OTHER PROVISIONS

     The Company's Articles of Organization provide, among other things, that, subject to certain exceptions, the affirmative vote of the holders of 75% of the Common Stock and any other voting securities outstanding shall be required to approve (i) any merger or consolidation of the Company with any person or entity which, together with its associates and affiliates, becomes the owner of 5% or more of the Company's outstanding capital stock after November 1, 1984 (a "Related Person"), (ii) any sale, lease, exchange, transfer or other disposition of more than 10% of the assets of the Company to a Related Person or more than 10% of the assets of a Related Person to the Company, (iii) the issuance of any securities of the Company to a Related Person, (iv) the acquisition by the Company of any securities of a Related Person or (v) certain redemptions or recapitalizations involving Common Stock which take place within five years after a Related Person becomes a Related Person; provided, that such stockholder approval shall not be required if the proposed transaction is approved by a two-thirds vote of the directors of the Company who were members of the Board of Directors before each Related Person involved in the transaction became a Related Person.

     The Articles provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent such exculpation from liability is not permitted under Massachusetts business corporation law. This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under federal or state securities laws. The By-laws provide that the Company shall indemnify its directors and officers to the full extent permitted by law.

     The Company's By-laws provide that stockholders may take action by written consent without a meeting, provided that all stockholders entitled to vote on the matter consent to the action in writing and written consents are filed with the records of the meetings of stockholders.

MASSACHUSETTS ANTI-TAKEOVER LAWS

     The By-laws provide that the provisions of Chapter 110D of the Massachusetts General Laws, the Control Share Statute, will not apply to the Company. The Control Share Statute, however, provides that the Company may in the future become subject to the statute by vote of its Board of Directors. In general, if this statute were applicable, it would provide that any person or entity that acquired 20% or more of the Company's outstanding voting stock could not vote such stock unless the other stockholders of the Company were to so authorize.

     The Company has opted out of the provisions of Chapter 156B, Section 50A, of the Massachusetts General Laws providing for an automatic classified board of directors for any corporation which has a class of voting stock registered under the Securities Exchange Act of 1934 and the Company's Articles do not provide for such a classified board of directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                                  UNDERWRITING


     Piper Jaffray Inc. and Hambrecht & Quist LLC (the "Underwriters") have agreed, subject to the terms of the Purchase Agreement, to purchase from the Company and the Selling Stockholders 1,490,000 shares of Common Stock as set forth in the table below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.



                                                                                NUMBER OF
          UNDERWRITERS                                                           SHARES
          ------------                                                          ---------
    Piper Jaffray Inc........................................................     745,000
    Hambrecht & Quist LLC....................................................     745,000
                                                                                ---------
         Total...............................................................   1,490,000
                                                                                 ========



     The Company and the Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares to the public initially at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.53 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share on sales to certain other brokers and dealers. After the offering the Price to Public, concession and reallowance may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 223,500 shares at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments which the Underwriters may be required to make in respect thereof.


     The Company, the Selling Stockholders and the directors and officers of the Company listed under "Management" will agree, for a period of 120 days after the date of the Purchase Agreement, not to directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock, or any options or other rights to purchase any shares of Common Stock, without Piper Jaffray Inc.'s prior written consent, except for (i) sales to the Underwriters pursuant to the Purchase Agreement and (ii) in the case of the Company, sales in connection with the exercise of options granted pursuant to the Company's existing stock option plans.


     In connection with this offering, the Underwriters and certain selling group members may engage in passive market making transactions in the Company's Common Stock on NASDAQ immediately prior to the commencement of the sale of the shares in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on NASDAQ limited by the bid prices of market makers not connected with this offering and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited in amount to a specified percentage of the passive market maker's average daily trading volume in the common Stock during a specified period prior to the filing of this Prospectus with the Commission and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Ropes & Gray, Boston, Massachusetts. Certain matters will be passed on for the Underwriters by Goodwin, Procter & Hoar, Boston, Massachusetts.

                                    EXPERTS

     The Consolidated Financial Statements included in this Prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market and reports, proxy statements and other information concerning the Company can be inspected at the offices of the Nasdaq at Nasdaq, 1735 K Street, N.W., Washington, DC 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including exhibits filed as part thereof and otherwise incorporated herein. Statements made in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein, while complete in all material respects, do not necessarily describe all terms or provisions of such contract, agreement or other document. For a complete description, reference is made to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.


                    DATA TRANSLATION, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................  F-2

Consolidated Balance Sheets as of November 30, 1993 and 1994 and August 31, 1995......  F-3

Consolidated Statements of Operations for the Fiscal Years Ended November 30, 1992,
  1993 and 1994 and for the Nine Months Ended August 31, 1994 and 1995................  F-4

Consolidated Statement of Stockholders' Equity for the Fiscal Years Ended November 30,
  1992, 1993 and 1994 and for the Nine Months Ended August 31, 1995...................  F-5

Consolidated Statements of Cash Flows for the Fiscal Years Ended November 30, 1992,
  1993 and 1994 and for the Nine Months Ended August 31, 1994 and 1995................  F-6

Notes to Consolidated Financial Statements............................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Data Translation, Inc.:

     We have audited the accompanying consolidated balance sheets of Data Translation, Inc. (a Massachusetts corporation) and subsidiaries as of November 30, 1993 and 1994 and as of August 31, 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended November 30, 1994 and the nine month periods ended August 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Data Translation, Inc. and subsidiaries as of November 30, 1993 and 1994 and as of August 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1994 and the nine month periods ended August 31, 1994 and 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
October 17, 1995

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                       NOVEMBER       NOVEMBER
                                                         30,            30,         AUGUST 31,
                                                         1993           1994           1995
                                                      ----------     ----------     ----------
Current Assets:
     Cash and cash equivalents.....................  $ 1,528,000    $ 1,592,000    $ 7,072,000
     Marketable securities.........................    2,589,000      2,487,000      6,558,000
     Accounts receivable, net of reserves of
       $321,000, $435,000 and $506,000 in 1993,
       1994 and 1995, respectively.................    5,704,000      9,045,000     11,948,000
     Inventories...................................    2,644,000      2,759,000      5,915,000
     Prepaid expenses..............................      578,000        647,000      1,381,000
     Prepaid income taxes..........................      243,000         61,000         60,000
                                                     -----------    -----------    -----------
          Total current assets.....................   13,286,000     16,591,000     32,934,000
                                                     -----------    -----------    -----------
Equipment and leasehold improvements, net..........    2,663,000      2,367,000      3,384,000
Other assets -- net................................      212,000        241,000        223,000
                                                     -----------    -----------    -----------
Total Assets.......................................  $16,161,000    $19,199,000    $36,541,000
                                                     ===========    ===========    ===========
Current Liabilities:
     Accounts payable..............................   $2,686,000     $3,745,000     $4,378,000
     Due to related party..........................      546,000        546,000        273,000
     Borrowings from bank..........................       --             --            544,000
     Accrued expenses..............................    2,881,000      3,697,000      5,912,000
     Deferred revenue..............................       --            225,000      1,487,000
                                                     -----------    -----------    -----------
          Total current liabilities................    6,113,000      8,213,000     12,594,000
                                                     -----------    -----------    -----------
Commitments and Contingencies (Note 6)
Deferred income taxes..............................        2,000          2,000          3,000
Stockholders' Equity:
     Preferred Stock, $.01 par value, Authorized --
       1,000,000 shares, none issued...............       --             --             --
     Common Stock, $.01 par value, Authorized --
       10,000,000 shares, issued -- 6,563,450,
       6,765,472 and 7,051,794 in 1993, 1994 and
       1995, respectively..........................       66,000         68,000         71,000
     Capital in excess of par value................    8,289,000      8,739,000     15,685,000
     Retained earnings.............................    6,574,000      6,894,000     10,058,000
     Cumulative translation adjustment.............     (102,000)        64,000         34,000
     Less treasury stock, at cost, 2,254,496 shares
       in 1993 and 1994 and 869,096 in 1995........   (4,781,000)    (4,781,000)    (1,843,000)
     Unrealized holding loss on available for sale
       securities..................................       --             --            (61,000)
                                                     -----------    -----------    -----------
          Total stockholders' equity...............   10,046,000     10,984,000     23,944,000
                                                     -----------    -----------    -----------
Total Liabilities and Stockholders' Equity.........  $16,161,000    $19,199,000    $36,541,000
                                                     ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.


                    DATA TRANSLATION, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                        NINE MONTHS
                                                                                           ENDED
                                          FISCAL YEARS ENDED NOVEMBER 30,               AUGUST 31,
                                      --------------------------------------    -------------------------
                                         1992          1993          1994          1994          1995
                                      -----------   -----------   -----------   -----------    -----------
Net sales:
     Digital media................... $    --       $ 1,118,000   $12,415,000   $ 7,916,000    $20,323,000
     Data acquisition and imaging....  24,775,000    23,733,000    22,440,000    16,953,000     16,359,000
     Networking distribution.........   8,787,000    10,850,000    15,382,000    10,886,000     14,604,000
                                      -----------   -----------   -----------   -----------    -----------
Total net sales......................  33,562,000    35,701,000    50,237,000    35,755,000     51,286,000
Cost of sales........................  16,285,000    18,533,000    26,819,000    19,122,000     26,679,000
                                      -----------   -----------   -----------   -----------    -----------
     Gross profit....................  17,277,000    17,168,000    23,418,000    16,633,000     24,607,000
Research and development expenses....   5,566,000     6,392,000     6,821,000     5,180,000      5,488,000
Selling and marketing expenses.......  10,976,000    11,438,000    12,781,000     9,070,000     13,158,000
General and administrative expenses..   3,944,000     3,547,000     3,411,000     2,433,000      3,199,000
                                      -----------   -----------   -----------   -----------    -----------
     Income (loss) from operations...  (3,209,000)   (4,209,000)      405,000       (50,000)     2,762,000
Interest income......................     304,000       244,000       152,000       118,000        494,000
Interest expense.....................     (10,000)      (37,000)      (10,000)       (5,000)       (17,000)
Other income (expense)...............    (135,000)     (320,000)      (28,000)      (39,000)         6,000
                                      -----------   -----------   -----------   -----------    -----------
     Income (loss) before tax
       provision (benefit)...........  (3,050,000)   (4,322,000)      519,000        24,000      3,245,000
Tax provision (benefit)..............    (592,000)      (24,000)      199,000        84,000         81,000
                                      -----------   -----------   -----------   -----------    -----------
Net income (loss).................... $(2,458,000)  $(4,298,000)  $   320,000   $   (60,000)   $ 3,164,000
                                      ===========   ===========   ===========   ===========    ===========
Net income (loss) per share (Note
  2)................................. $     (0.59)  $     (1.01)  $      0.07   $     (0.01)   $      0.48
                                      ===========   ===========   ===========   ===========    ===========
Weighted average number of common and
  common equivalent shares
  outstanding........................   4,162,000     4,256,000     4,764,000     4,348,000      6,621,000

  The accompanying notes are an integral part of these consolidated financial statements.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                          COMMON STOCK                                                         UNREALIZED
                                         $.01 PAR VALUE                                                        HOLDING
                                ---------------------------------                                              LOSS ON
                                                      CAPITAL IN                   CUMULATIVE                  AVAILABLE
                                 ISSUED                EXCESS OF      RETAINED     TRANSLATION    TREASURY     FOR SALE
                                 SHARES     AMOUNT     PAR VALUE      EARNINGS     ADJUSTMENT      STOCK       SECURITIES
                                ---------   -------   -----------   ------------   ----------   ------------   --------
Balance, November 30, 1991..... 6,362,006   $64,000   $ 7,847,000   $13,330,000    $ 278,000    $(4,761,000)   $  --
Proceeds from stock plans......   77,682      1,000       141,000       --            --            --            --
Translation adjustment.........    --         --          --            --          (354,000)       --            --
Net loss.......................    --         --          --         (2,458,000)      --            --            --
Purchase of treasury stock.....    --         --          --            --            --            (20,000)      --
                                ---------   -------   -----------   ------------   ----------   ------------   --------
Balance, November 30, 1992..... 6,439,688   $65,000   $ 7,988,000   $10,872,000    $ (76,000)   $(4,781,000)   $  --
Proceeds from stock plans......  123,762      1,000       301,000       --            --            --            --
Translation adjustment.........    --         --          --            --           (26,000)       --            --
Net loss.......................    --         --          --         (4,298,000)      --            --            --
                                ---------   -------   -----------   ------------   ----------   ------------   --------
Balance, November 30, 1993..... 6,563,450   $66,000   $ 8,289,000   $ 6,574,000    $(102,000)   $(4,781,000)   $  --
Proceeds from stock plans......  248,986      2,000       761,000       --            --            --            --
Effect of stock-for-stock
  exercise.....................  (46,964)     --         (311,000)      --            --            --            --
Translation adjustment.........    --         --          --            --           166,000        --            --
Net income.....................    --         --          --            320,000       --            --            --
                                ---------   -------   -----------   ------------   ----------   ------------   --------
Balance, November 30, 1994..... 6,765,472   $68,000   $ 8,739,000   $ 6,894,000    $  64,000    $(4,781,000)   $  --
Proceeds from stock plans......  286,322      3,000     1,082,000       --            --            --            --
Public sale of treasury stock,
  net of issuance costs of
  $375,000.....................    --         --        5,864,000       --            --          2,938,000       --
Translation adjustment.........    --         --          --            --           (30,000)       --            --
Net income.....................    --         --          --          3,164,000       --            --            --
Unrealized holding loss on
  available for sale
  securities...................    --         --          --            --            --            --          (61,000)
                                ---------   -------   -----------   ------------   ----------   ------------   --------
Balance, August 31, 1995....... 7,051,794   $71,000   $15,685,000   $10,058,000    $  34,000    $(1,843,000)   $(61,000)
                                =========   =======   ===========   ===========    =========    ===========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                NINE MONTHS
                                                                                                                   ENDED
                                                                     FISCAL YEARS ENDED NOVEMBER 30,             AUGUST 31,
                                                                   ------------------------------------   ------------------------
                                                                      1992         1993         1994         1994         1995
                                                                   ----------   ----------   ----------   ----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)................................................ $(2,458,000) $(4,298,000)  $  320,000   $  (60,000)  $ 3,164,000
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities --
    Depreciation and amortization................................   2,225,000    1,735,000    1,693,000    1,254,000     1,287,000
    Deferred income taxes........................................      (9,000)      (9,000)      --           --             1,000
    Loss on sale of equipment....................................      24,000        8,000        4,000        9,000         2,000
    (Gain) loss on sale of marketable securities.................     (11,000)     (20,000)       3,000        3,000        34,000
    Changes in assets and liabilities --
      Accounts receivable........................................    (736,000)    (156,000)  (3,341,000)  (2,207,000)   (2,903,000)
      Income tax refund receivable...............................    (331,000)     546,000       --           --            --
      Inventories................................................     (54,000)    (530,000)    (115,000)    (589,000)   (3,156,000)
      Prepaid expenses...........................................    (142,000)     121,000      (69,000)    (362,000)     (734,000)
      Prepaid income taxes.......................................     412,000      (25,000)     182,000      166,000         1,000
      Accounts payable...........................................     218,000      802,000    1,059,000      268,000       633,000
      Due to related party.......................................      --          546,000       --         (273,000)     (273,000)
      Accrued expenses...........................................    (236,000)     466,000      816,000      572,000     2,214,000
      Deferred revenue...........................................      --           --          225,000       --         1,262,000
                                                                   ----------   ----------   ----------   ----------   -----------
      Net cash provided by (used in) operating activities........ $(1,098,000)  $ (814,000)  $  777,000   $(1,219,000) $ 1,532,000
                                                                   ----------   ----------   ----------   ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment and leasehold improvements..............  (1,132,000)  (1,246,000)  (1,215,000)    (785,000)   (2,176,000)
  Proceeds from sale of equipment................................      39,000       53,000        7,000       --             5,000
  Increase in other assets.......................................    (182,000)    (133,000)    (199,000)    (150,000)     (107,000)
  Purchases of marketable securities.............................  (8,664,000)  (4,021,000)    (943,000)    (862,000)   (9,132,000)
  Proceeds from sales of marketable securities...................   5,467,000    5,569,000    1,042,000    1,009,000     4,966,000
                                                                   ----------   ----------   ----------   ----------   -----------
      Net cash provided by (used in) investing activities........ $(4,472,000)  $  222,000  $(1,308,000)  $ (788,000)  $(6,444,000)
                                                                   ----------   ----------   ----------   ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings from bank...........................................     303,000     (400,000)      --           95,000       544,000
  Proceeds from stock plans......................................     142,000      301,000      452,000      407,000     1,085,000
  Purchases of treasury stock....................................     (20,000)      --           --           --            --
  Net proceeds from public sale of treasury stock................      --           --           --           --         8,802,000
                                                                   ----------   ----------   ----------   ----------   -----------
      Net cash provided by financing activities..................  $  425,000   $  (99,000)  $  452,000   $  502,000   $10,431,000
                                                                   ----------   ----------   ----------   ----------   -----------
EXCHANGE RATE EFFECTS............................................    (288,000)       2,000      143,000      134,000       (39,000)
                                                                   ----------   ----------   ----------   ----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............. $(5,433,000)  $ (689,000)  $   64,000  $(1,371,000)  $ 5,480,000
CASH AND CASH EQUIVALENTS, beginning of period...................   7,650,000    2,217,000    1,528,000    1,528,000     1,592,000
                                                                   ----------   ----------   ----------   ----------   -----------
CASH AND CASH EQUIVALENTS, end of period.........................  $2,217,000   $1,528,000   $1,592,000   $  157,000   $ 7,072,000
                                                                   ==========   ==========   ==========   ==========   ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash received (paid) for income taxes..........................  $  208,000   $  487,000   $  (11,000)  $  (10,000)  $   (21,000)
                                                                   ==========   ==========   ==========   ==========   ===========
  Cash paid for interest.........................................  $   10,000   $   37,000   $   10,000   $    5,000   $    17,000
                                                                   ==========   ==========   ==========   ==========   ===========
OTHER TRANSACTIONS NOT PROVIDING (USING) CASH:
  Decrease in value of marketable securities.....................  $   --       $   --       $   --       $   --       $    61,000
  Increase in unrealized holding loss on available for sale
    securities...................................................      --           --           --           --           (61,000)
                                                                   ----------   ----------   ----------   ----------   -----------
                                                                   $   --       $   --       $   --       $   --       $    --
                                                                   ==========   ==========   ==========   ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Data Translation, Inc. (the "Company") was incorporated in 1973 as a Massachusetts corporation. The Company designs, develops and manufactures high performance digital media, data acquisition and imaging products for use with personal computers. The Company's principal products are digital signal processing boards and software which receive analog signals, convert them to digital form and process the digital data. In addition, the Company distributes, integrates and supports enterprise-wide networking products in the United Kingdom, which are manufactured by third-party suppliers.

     The consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

  (a) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  (b) Cash, Cash Equivalents and Marketable Securities

     Cash equivalents are carried at cost, which approximates market value, and have original maturities of less than three months. Cash equivalents include money market accounts, U.S. Treasury bills and repurchase agreements with overnight maturities.

     Effective December 1, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under this standard, the Company is required to classify all investments in debt and equity securities into one or more of the following three categories: held-to-maturity, available-for-sale or trading. All marketable securities classified as held-to-maturity are recorded at their amortized cost. Available-for-sale securities are recorded at fair market value with unrealized gains and losses excluded from earnings and reported to stockholders' equity. Trading securities are also recorded at fair market value and unrealized gains and losses are included in earnings.

     Marketable securities held as of August 31, 1995, consist of the following:

                                                                 MATURITY         MARKET VALUE
                                                                 --------         ------------
    Investments held to maturity:
      U.S. Treasury Bills..................................  less than 1 year      $3,930,000
                                                                                   ==========
    Investments available for sale:
      U.S. Treasury Notes..................................  1 - 3 years           $1,489,000
      U.S. Agency Bonds....................................  1 - 5 years              553,000
      U.S. Agency Bonds....................................  6 - 10 years             286,000
                                                                                   ----------
              Total U.S. Agency Bonds......................                           839,000
      Utility Bonds........................................  1 - 5 years              295,000
      Corporate Obligations................................  10+ years                  5,000
                                                                                   ----------
              Total investments available for sale.........                        $2,628,000
                                                                                   ==========

     Marketable securities had a cost of $2,589,000, $2,600,000 and $6,619,000 at November 30, 1993, 1994 and August 31, 1995, respectively, and a market value of $2,655,000, $2,487,000 and $6,558,000, respectively. To reduce the carrying amount of the portfolio to market value at November 30, 1994, a valuation allowance in the amount of $113,000 was established with a corresponding charge to net income. The valuation allowance has been reflected as a separate component of shareholders' equity on August 31, 1995 pursuant to the provisions of SFAS No. 115.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

  (c) Inventories

     Inventories are stated at the lower of first-in, first-out (FIFO) cost or market and consist of the following:

                                                        NOVEMBER 30,
                                                   -----------------------     AUGUST 31,
                                                     1993          1994           1995
                                                  ----------    ----------     ----------
        Raw materials...........................  $  854,000    $  617,000     $2,256,000
        Work-in-process.........................     246,000       434,000        226,000
        Finished goods..........................   1,544,000     1,708,000      3,433,000
                                                  ----------    ----------     ----------
                                                  $2,644,000    $2,759,000     $5,915,000
                                                  ==========    ==========     ==========

     Work-in-process and finished goods inventories include material, labor and manufacturing overhead. Management performs periodic reviews of inventory and disposes of items not required by their manufacturing and marketing plan.

  (d) Depreciation and Amortization

     The Company provides for depreciation and amortization, using the straight-line and declining balance methods, by charges to operations in amounts that allocate the cost of the equipment and leasehold improvements over the following estimated useful lives:

          DESCRIPTION                                                       USEFUL LIVES
          -----------                                                      --------------
          Machinery and equipment.......................................   3 to 7 years
          Furniture and fixtures........................................     7 years
          Vehicles......................................................     3 years

     Leasehold improvements are amortized over the shorter of their economic life or the life of the lease.

  (e) Equipment and Leasehold Improvements, Net

     Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization, and consist of the following:

                                                     NOVEMBER 30,
                                               -------------------------     AUGUST 31,
                                                  1993           1994           1995
                                              -----------    -----------    -----------
        Machinery and equipment............   $14,319,000    $15,198,000    $17,077,000
        Furniture and fixtures.............     2,182,000      2,219,000      2,348,000
        Vehicles...........................        85,000         86,000         86,000
        Leasehold improvements.............     1,650,000      1,659,000      1,753,000
                                              -----------    -----------    -----------
                                              $18,236,000    $19,162,000    $21,264,000
        Less accumulated depreciation and
          amortization.....................    15,573,000     16,795,000     17,880,000
                                              -----------    -----------    -----------
                                              $ 2,663,000    $ 2,367,000    $ 3,384,000
                                              ===========    ===========    ===========

  (f) Foreign Currency

     The Company translates the assets and liabilities of foreign subsidiaries at the rates of exchange in effect at year-end. Revenues and expenses are translated using exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to "Cumulative translation adjustment" included in stockholders' equity in the accompanying consolidated balance sheets. Foreign currency transaction gains and losses are included in "Other Expense" on the accompanying consolidated statements of operations. Foreign currency transaction losses totaled $211,000 for the year ended November 30, 1993. Foreign currency transaction gains and losses were not significant for the years ended November 30, 1992 and 1994 or for the nine months ended August 31, 1994 or 1995.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

  (g) Revenue Recognition

     The Company recognizes revenue when products are shipped or, for post-contract support agreements, ratably over the term of the agreements. The Company's policy is to defer the revenue associated with any vendor and post-contract support obligations remaining at the time of shipment until the related obligations are satisfied. Costs of service and warranty are not significant and are charged to operations as incurred. Revenues from hardware systems with other than incidental software components and stand-alone software sales are recognized upon shipment, provided that no significant vendor or post-contract support obligations remain outstanding and collection of the resulting receivable is deemed probable.

  (h) Capitalized Software Development Costs

     The Company capitalizes certain computer software development costs. Capitalization of costs commences upon establishing technological feasibility. Capitalized costs, net of accumulated amortization, were approximately $188,000, $215,000 and $195,000 as of November 30, 1993, 1994 and August 31, 1995,
respectively, and are included in other assets. These costs are amortized on a straight-line basis over two years, which approximates the economic life of the product. Amortization expense, included in cost of sales in the accompanying consolidated statements of operations, amounted to $143,000, $70,000, $170,000, $125,000 and $125,000 in 1992, 1993, 1994 and the nine months ended August 31,
1994 and 1995, respectively.

2.  NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is determined by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding during each period. Common equivalent shares have been calculated in accordance with the treasury stock method and are included for all periods where their effect is dilutive. Fully diluted net income (loss) per share has not been separately presented, as the amounts would not be materially different from net income (loss) per share.

3.  STOCKHOLDERS' EQUITY

  a. Stock Split

     On June 28, 1995, the Board of Directors approved a 2 for 1 stock split effected in the form of a dividend for all shareholders of record as of July 17, 1995. All share and per share data included in these financial statements have been retroactively restated to reflect the stock split.

  b. Stock options

     Prior to April 1992, options were granted under the Company's 1982 Key Employee Incentive Plan (the "1982 Plan"). Subject to certain limitations imposed by the 1982 Plan, options were granted at a price determined by the Board. The Board resolved to issue options under the 1982 Plan at not less than 100% of fair market value. The options expire six years from the date of grant and become exercisable at the rate of 20% per year beginning one year from the date of grant. No further options may be granted under the 1982 Plan.

     In 1992, the Company adopted the 1992 Key Employee Incentive Plan (the "1992 Plan"), and 1,000,000 shares of common stock were reserved for issuance. Options granted pursuant to the 1992 Plan may, at the discretion of the Board, be incentive stock options as defined by the Internal Revenue Code. Subject to the provisions of the 1992 Plan, options granted are at a price as specified by the Board. The Board has to date issued options under the 1992 plan at not less than 100% of fair market value. The options become exercisable at a rate of 20% per year beginning one year from the date of grant unless otherwise specified by the Board. The Board will determine when the options will expire, but in no event will the option period exceed ten years. No options may be granted under the 1992 Plan on or after February 20, 2002.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

     Information concerning stock options for each of the three years ended
November 30, 1994 and the nine months ended August 31, 1995 follows:

                                                             NUMBER OF          PRICE
                                                              OPTIONS           RANGE
                                                             ---------          -----
     Outstanding at November 30, 1991....................      681,184       $1.38 - $ 6.75
     Options granted.....................................      364,400        1.82 -   3.03
     Options exercised...................................       (6,800)       1.38 -   1.75
     Options expired/canceled............................     (148,250        1.38 -   6.75
                                                             ---------
     Outstanding at November 30, 1992....................      890,534       $1.38 - $ 6.75
     Options granted.....................................      276,500        3.63 -   4.95
     Options exercised...................................      (77,586)       1.38 -   3.38
     Options expired/canceled............................     (117,246)       1.50 -   5.82
                                                             ---------
     Outstanding at November 30, 1993....................      972,202       $1.38 - $ 6.75
     Options granted.....................................      356,700        4.13 -   7.38
     Options exercised...................................     (208,490)       1.38 -   6.75
     Options expired/canceled............................      (90,436)       1.38 -   7.00
                                                             ---------
     Outstanding at November 30, 1994....................    1,029,976       $1.38 - $ 7.38
     Options granted.....................................      331,000        7.50 -  15.75
     Options exercised...................................     (263,366)       1.38 -   6.75
     Options expired/canceled............................       (9,690)       1.50 -  11.00
                                                             ---------
     Outstanding at August 31, 1995......................    1,087,920       $1.38 - $15.75
                                                             =========
     Exercisable at August 31, 1995......................      204,160       $1.50 - $ 7.50
                                                             =========
     Available for grant at August 31, 1995..............        9,980
                                                             =========

     In 1994, the Company amended the 1986 Employee Stock Purchase Plan (the "Plan"), pursuant to which an additional 200,000 shares of common stock were reserved for issuance for a total of 600,000 shares. Employees who have worked for the Company for at least six months are eligible to participate in the Plan. The Plan allows participants to purchase common stock of the Company at 85% of the fair market value as defined. Under the Plan, the Company issued 70,881, 46,176, 38,222 and 22,930 shares in fiscal years 1992, 1993 and 1994, and the nine month period ended August 31, 1995, respectively. At August 31, 1995 there were 193,604 shares available for purchase under the Plan.

4.  RETIREMENT PLAN

     In November 1985, the Company adopted an employee savings plan (the "Savings Plan") in compliance with Section 401(k) of the Internal Revenue Code. The Savings Plan provides for annual Company contributions of up to 3% of total salary per participant. These contributions vest incrementally over a five-year period. The Company's contributions to the Savings Plan charged to operations were $120,000, $78,000, $0, $0, and $25,000 in 1992, 1993 and 1994 and the nine months ended August 31, 1994 and 1995, respectively.

     The Company does not provide postretirement benefits to any employees as defined under SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions."

5.  BANK FACILITIES

     The Company's United Kingdom subsidiaries, Data Translation Ltd. and Data Translation Networking Ltd., jointly have a bank overdraft facility of approximately $600,000. The facility bears interest at the bank's base rate plus 1 3/4%. No amounts were outstanding at November 30, 1993 or 1994. Approximately $544,000 was outstanding at August 31, 1995.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

6.  LEASE COMMITMENTS AND CONTINGENCIES

  (a) Lease Commitments

     The Company has operating lease agreements expiring December 1, 1999 for a building and property owned by a related party trust. The agreements provide for aggregate minimum annual rental payments plus other expenses of the lessor on a net basis. Total rental expense charged to operations on these leases was $1,092,000 for each of the years ended November 30, 1992, 1993 and 1994, and $819,000 for the nine months ended August 31, 1994 and 1995.

     In addition, the Company leases sales facilities and equipment under leases expiring through 1998. Rent expense under these agreements totaled $497,000, $354,000 and $342,000 in fiscal years 1992, 1993 and 1994, respectively, and $207,000 and $481,000 for the nine months ended August 31, 1994 and 1995, respectively.

     Future minimum lease payments under all operating leases are as follows:

          NOVEMBER 30,                                                     AMOUNT
          ------------                                                     ------
          1995.......................................................    $  434,000
          1996.......................................................     1,658,000
          1997.......................................................     1,548,000
          1998.......................................................     1,212,000
          1999.......................................................     1,099,000
                                                                         ----------
          Total minimum lease payments...............................    $5,951,000
                                                                         ==========

  (b) Contingencies

     On June 7, 1995, a lawsuit was filed against the Company by Avid Technology, Inc., in the United States District Court for the District of Massachusetts. The complaint generally alleges patent infringement by the Company arising from the manufacture, sale, and use of the Company's Media 100 product. The complaint includes requests for injunctive relief, treble damages, interest, costs and fees. In July, 1995, the Company filed an Answer and Counterclaim denying any infringement and asserting that the patent is invalid. The Company intends to vigorously defend the lawsuit. There can be no assurance that the Company will prevail in the litigation, or that any of the effects of the litigation, whether or not successful, will not be material.

     From time to time, the Company is involved in other disputes and/or litigation encountered in its normal course of business. The Company does not believe that the ultimate impact of the resolution of such other outstanding matters will have a material effect on the Company's financial condition or results of operations.

7.  INCOME TAXES

     In February 1992, the Financial Accounting Standards Board issued SFAS No. 109, "Accounting for Income Taxes." The Company has adopted the provisions of SFAS No. 109 by retroactively restating all periods presented in the accompanying consolidated financial statements. There was no effect on net income (loss) or financial position of adopting the provisions of SFAS No. 109 for any period presented.

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

     The components of the net deferred tax liability recognized in the accompanying consolidated balance sheets are as follows:

                                                                NOVEMBER 30,
                                                          -------------------------   AUGUST 31,
                                                             1993          1994          1995
                                                          -----------   -----------   -----------
Deferred tax assets..................................... $ 3,280,000   $ 3,563,000    $ 2,746,000
Deferred tax liabilities................................    (264,000)     (271,000)      (291,000)
                                                         ------------  ------------   -----------
     Subtotal...........................................   3,016,000     3,292,000      2,455,000
Valuation allowance.....................................  (3,018,000)   (3,294,000)    (2,458,000)
                                                         ------------  ------------   -----------
                                                         $    (2,000)  $    (2,000)   $    (3,000)
                                                         ===========   ===========    ===========

     Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future income tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets.

     The approximate tax effect of each type of temporary difference and carryforward before allocation of the valuation allowance is summarized as follows:

                                                               NOVEMBER 30,
                                                         -------------------------     AUGUST 31,
                                                            1993           1994           1995
                                                         ----------     ----------     ----------
Net operating losses.................................... $1,707,000     $1,638,000     $  263,000
Other temporary differences, principally nondeductible
  reserves..............................................    882,000        989,000      1,347,000
Research and development credits........................    377,000        615,000        795,000
Alternative minimum tax credits.........................     50,000         50,000         50,000
                                                         ----------     ----------     ----------
                                                         $3,016,000     $3,292,000     $2,455,000
                                                         ==========     ==========     ==========

     The tax credit and net operating loss carryforwards expire at various dates through 2008. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss and tax credit carryforwards available to be used in any given year in the event of significant changes in ownership, as defined.

     The income tax provision (benefit) shown on the accompanying consolidated statements of operations comprise the following:

                                                       NOVEMBER 30,
                                        ------------------------------------------   AUGUST 31,   AUGUST 31,
                                            1992           1993           1994          1994         1995
                                        ------------   ------------   ------------   ----------   ----------
Federal:
     Current (benefit).................   $(359,000)     $ --            $  --         $  --        $21,000
     Deferred (prepaid)................     (84,000)       --               --            --           --
                                          ---------      --------        --------      -------      -------
                                           (443,000)       --               --            --         21,000
                                          ---------      --------        --------      -------      -------
State:
     Current...........................     --             --               --            --           --
     Deferred (prepaid)................     (26,000)       --               --            --           --
                                          ---------      --------        --------      -------      -------
                                            (26,000)       --               --            --           --
                                          ---------      --------        --------      -------      -------
Foreign -- Current (benefit)...........    (123,000)      (24,000)        199,000       84,000       60,000
                                          ---------      --------        --------      -------      -------
                                          $(592,000)     $(24,000)       $199,000      $84,000      $81,000
                                          =========      ========        ========      =======      =======

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

     The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                                            FISCAL YEARS ENDED
                                                               NOVEMBER 30,
                                                         -------------------------     AUGUST 31,
                                                         1992      1993      1994         1995
                                                         -----     -----     -----     ----------
Tax provision (benefit) at statutory rate..............  (34.0%)   (34.0%)    34.0%       34.0%
Federal losses not benefited...........................   10.9      42.7      --          *
Foreign losses not benefited...........................    8.3      --        11.4        *
Foreign benefit from loss carryforward.................   --        (3.7)     --          ---
Foreign taxes..........................................   --        --         1.9        *
Effect of tax-exempt income............................   --        --        --          ---
Tax credits and other..................................   (4.6)     (5.6)     (9.0)       *
                                                         -----     -----     -----        ---
                                                         (19.4%)    (0.6%)    38.3%        2.5%
                                                         =====     =====     =====        ====

---------------

* Not meaningful, as the potential tax provision resulting from profitable domestic operations has been principally offset by net operating loss carryforwards.

The 1992 benefit is the result of carrying back losses to 1989 and 1988, respectively, in which the statutory U.S. tax rates were 34%.

8.  GEOGRAPHIC INFORMATION

     Operations in various geographic areas for the three years ended November
30, 1994 and the nine months ended August 31, 1995 are summarized as follows:


                                           UNITED STATES     EUROPE      ELIMINATIONS  CONSOLIDATED
                                           -------------   -----------   -----------   -----------
FISCAL 1992
Sales to unaffiliated customers(1)......... $ 19,498,000   $14,064,000   $   --        $33,562,000
Sales or transfers between geographic
  areas....................................    2,625,000       --         (2,625,000)      --
                                            ------------   -----------   -----------   -----------
Total net sales............................   22,123,000    14,064,000    (2,625,000)  33,562,000
                                            ------------   -----------   -----------   -----------
Income (loss) from operations..............   (2,310,000)     (936,000)      37,000     (3,209,000)
Interest income -- net.....................      277,000        17,000       --            294,000
Other income (expense).....................       29,000      (164,000)      --           (135,000)
                                            ------------   -----------   -----------   -----------
Income (loss) before provision (benefit)
  for income taxes......................... $ (2,004,000)  $(1,083,000)  $    37,000   $(3,050,000)
                                            ============   ===========   ===========   ===========
Identifiable assets........................ $ 15,287,000   $ 5,627,000   $(2,136,000)  $18,778,000
                                            ============   ===========   ===========   ===========
FISCAL 1993
Sales to unaffiliated customers(1)......... $ 19,807,000   $15,894,000   $   --        $35,701,000
Sales or transfers between geographic
  areas....................................    2,672,000       --         (2,672,000)      --
                                            ------------   -----------   -----------   -----------
Total net sales............................   22,479,000    15,894,000    (2,672,000)   35,701,000
                                            ------------   -----------   -----------   -----------
Income (loss) from operations..............   (3,752,000)     (546,000)       89,000    (4,209,000)
Interest income (expense) -- net...........      226,000       (19,000)      --            207,000
Other income (expense).....................   (1,252,000)      932,000       --           (320,000)
                                            ------------   -----------   -----------   -----------
Income (loss) before provision (benefit)
  for income taxes......................... $ (4,778,000)  $   367,000   $    89,000   $(4,322,000)
                                            ============   ===========   ===========   ===========
Identifiable assets........................ $ 11,953,000   $ 5,959,000   $(1,751,000)  $16,161,000
                                            ============   ===========   ===========   ===========

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


                                           UNITED STATES     EUROPE      ELIMINATIONS  CONSOLIDATED
                                           -------------   -----------   ------------  ------------
FISCAL 1994
Sales to unaffiliated customers(1).........  $28,964,000   $21,273,000  $    --       $50,237,000
Sales or transfers between geographic
  areas....................................    3,328,000       --        (3,328,000)       --
                                             -----------   -----------  -----------   -----------
Total net sales............................   32,292,000    21,273,000   (3,328,000)   50,237,000
                                             -----------   -----------  -----------   -----------
Income (loss) from operations..............      142,000       324,000      (61,000)      405,000
Interest income (expense) -- net...........      145,000        (3,000)      --           142,000
Other income (expense).....................     (151,000)      236,000     (113,000)      (28,000)
                                             -----------   -----------  -----------   -----------
Income (loss) before provision for income
  taxes....................................  $   136,000   $   557,000  $  (174,000)  $   519,000
                                             ===========   ===========  ===========   ===========
Identifiable assets........................  $13,239,000   $ 8,401,000  $(2,441,000)  $19,199,000
                                             ===========   ===========  ===========   ===========
FISCAL 1995 (THROUGH AUGUST 31, 1995)
Sales to unaffiliated customers(1).........  $31,208,000   $20,078,000  $    --       $51,286,000
Sales or transfers between geographic
  areas....................................    3,167,000       --        (3,167,000)       --
                                             -----------   -----------  -----------   -----------
Total net sales............................   34,375,000    20,078,000   (3,167,000)   51,286,000
                                             -----------   -----------  -----------   -----------
Income (loss) from operations..............    2,933,000      (137,000)     (34,000)    2,762,000
Interest income (expense) -- net...........      492,000       (15,000)      --           477,000
Other income (expense).....................      (37,000)       43,000       --             6,000
                                             -----------   -----------  -----------   -----------
Income (loss) before provision for income
  taxes....................................  $ 3,388,000   $  (109,000) $   (34,000)  $ 3,245,000
                                             ===========   ===========  ===========   ===========
Identifiable assets........................  $29,302,000   $10,273,000  $(3,034,000)  $36,541,000
                                             ===========   ===========  ===========   ===========

---------------
(1) Foreign sales from the United States to unaffiliated customers for the years ended November 30, 1992, 1993 and 1994 and the nine month period ended August 31, 1995 were approximately $3,772,000, $3,511,000, $7,153,000, and
    $3,167,000, respectively.

9.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                     NOVEMBER 30,
                                               -------------------------     AUGUST 31,
                                                  1993           1994           1995
                                               ----------     ----------     ----------
     Accrued commissions....................   $  436,000     $  417,000     $  220,000
     Payroll and related taxes..............      614,000        752,000      1,591,000
     Other..................................    1,831,000      2,528,000      4,101,000
                                               ----------     ----------     ----------
                                               $2,881,000     $3,697,000     $5,912,000
                                               ==========     ==========     ==========

                    DATA TRANSLATION, INC. AND SUBSIDIARIES

10.  VALUATION AND QUALIFYING ACCOUNTS

     The following table sets forth activity in the Company's accounts receivable reserve account:

                                              BALANCE AT     CHARGES TO     EXCHANGE RATE      BALANCE AT
                                              BEGINNING       COST AND        DIFFERENCE          END
                                               OF YEAR        EXPENSE       AND DEDUCTIONS      OF YEAR
                                              ----------     ----------     --------------     ----------
For the Year Ended November 30, 1992:
  Allowance for doubtful accounts (deducted
     from accounts receivable)..............    $260,000      $165,000         $ 78,000*         $347,000
                                                ========      ========         ========          ========
For the Year Ended November 30, 1993:
  Allowance for doubtful accounts (deducted
     from accounts receivable)..............    $347,000      $148,000         $174,000*         $321,000
                                                ========      ========         ========          ========
For the Year Ended November 30, 1994:
  Allowance for doubtful accounts (deducted
     from accounts receivable)..............    $321,000      $297,000         $183,000*         $435,000
                                                ========      ========         ========          ========
For the Nine Months Ended August 31, 1995:
  Allowance for doubtful accounts (deducted
     from accounts receivable)..............    $435,000      $138,000         $ 67,000*         $506,000
                                                ========      ========         ========          ========

---------------

* Includes exchange rate differences of $22,000, $3,000, $(6,000) and $0 in 1992, 1993, 1994 and 1995, respectively.

[Media 100 LOGO]

Media 100 allows easy import/export of
files created in a broad range of third
party multimedia software programs,
including graphics and audio files from
Macintosh/IBM/Silicon Graphics systems.


                                     [Imported graphic file picturing a clock]

[Animation graphic of film
box and canister]

                                       [Media 100 LOGO]

                                       Media 100 functions as a high-end
                                       animation workstation enabling users of
                                       desktop animation software, such as
                                       advertising agencies and post production houses, to output their work at broadcast quality.


                                         [Chameleon Superimposed on DTVEE
                                           software interface]


Data Translation's data acquisition and
imaging systems provide integrated high
performance solutions to the general
scientific and measurement marketplace.
With the industry's most flexible
interface, DTVEE graphical programming
software lets you control exactly the
way your application performs.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES ON AN OFFER TO OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary..................      3
Risk Factors........................      5
Use of Proceeds.....................      8
Dividend Policy.....................      8
Capitalization......................      8
Price Range of Common Stock.........      9
Selected Financial Data.............     10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     11
Business............................     16
Management..........................     28
Principal and Selling
  Stockholders......................     31
Certain Relationships and Related
  Transactions......................     32
Description of Capital Stock........     33
Underwriting........................     35
Legal Matters.......................     35
Experts.............................     35
Available Information...............     36
Index to Consolidated Financial
  Statements........................    F-1




                                1,490,000 SHARES

                             [DATA TRANSLATION LOGO]

                                  COMMON STOCK
                       ---------------------------------

                                   PROSPECTUS
                       ---------------------------------

                               PIPER JAFFRAY INC.

                               HAMBRECHT & QUIST

                               November 15, 1995